

Talisman Energy Inc.

OUR COMMITMENT:
OPERATING IN A SAFE,
ENVIRONMENTALLY
RESPONSIBLE AND
ETHICAL MANNER



Corporate Profile

Talisman Energy Inc.[1] is a large, independent oil and gas producer, with global operations.

Talisman's common shares are widely held and listed on the Toronto and New York stock exchanges under the symbol TLM. The Company had 128 million shares outstanding at year end. Talisman is an $11 billion company, employing 1,758 in its North American and international operations. The Company's headquarters are in Calgary, Alberta, Canada.

Established as an independent company in 1992, Talisman has a track record of growth and creating value for its shareholders. Over the past 11 years, the Company has grown production per share at an average compound annual rate of 10%. Talisman is committed to continuing production per share growth of at least 5-10% per annum.

Talisman generated a record 2.7 billion in cash flow in 2003. The Company produced 398,000 boe/d and at year end had 1.4 billion boe of proved reserves that are predominantly natural gas and light oil. Talisman plans to spend $2.3 billion on exploration and development in 2004.

What is Corporate Responsibility?

There is a public expectation that, beyond profitability, companies must maintain high ethical, environmental and social standards. These standards have evolved over time, reflecting the changing values and priorities in society. Companies must enhance their efforts to publicly report on their standards and performance against these standards, to allow stakeholders to develop a more complete picture of their impact on society.

While Talisman strives to maximize shareholder value by conducting profitable operations in accordance with all applicable laws, our licence to operate ultimately comes from the acceptance and goodwill of our stakeholders, including our employees, host governments and local communities.

At Talisman, we operate in accordance with our Policy on Business Conduct and Ethics, which means:

- We treat our employees ethically and fairly;
- We create a safe work environment, minimize the environmental impacts of our activities, regularly review our environmental and safety performance and promptly and effectively respond to environmental and safety risks and concerns;
- We believe that the countries and communities in which we operate should benefit from our operations through the generation of employment, business opportunities, royalties and taxes;
- Through ongoing dialogue and consultation, we consider the specific needs and capabilities of the communities in which we operate, and accordingly, we invest in communities and encourage volunteerism by our employees;
- We support the principles of and promote respect for the Universal Declaration of Human Rights;
- We review the human rights climate of countries and regions when proposing, planning and implementing projects; and
- We report our social, environmental and economic performance to stakeholders in a balanced manner.

"We conduct our business worldwide according to applicable international laws and our Policy on Business Conduct and Ethics."

1 *Unless the context indicates otherwise, a reference in this report to "Talisman" or the "Company" includes direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries.*

TALISMAN PRODUCTION AND EXPLORATION AREAS



Canada
United States
Colombia
Trinidad and Tobago
United Kingdom
Norway
Algeria
Qatar
Malaysia
Vietnam
Indonesia

Table of Contents







Changes Found in Talisman's 2003 Corporate Responsibility Report

Corporate responsibility reporting continues to evolve as new social demands and trends emerge in the area. Talisman has worked hard to provide a balanced review of our corporate performance while addressing key feedback we've received from our stakeholders throughout the year.

Readers will notice some of the new features included in this year's report, including tables comparing our year over year performance at the beginning of each subsection. Global Reporting Initiative's Key Performance Indicator (KPI) numbers have also been included in the summary tables for quick reference. Some of the changes are subtle, such as the inclusion of additional KPIs. Other changes are more obvious, like the return of third-party stakeholder commentary.

The "bullhorn" symbol notes stakeholder commentary collected throughout the year.

The "checkmark" symbol ✓ indicates that PricewaterhouseCoopers LLP ("PwC") has provided assurance in relation to the paragraphs, tables and graphs marked by the symbol. For an explanation of the work they performed and their conclusions in relation to this symbol, see page 6.

About the Cover

Six-year old Daniella Ali plants a seedling during the annual Nariva/Mayaro Hunters Association Tree Planting Festival in Trinidad in July 2003. For more information, see page 18. The photo was taken by Talisman employee Doug Maddams.

A Discussion with Jim Buckee

President and Chief Executive Officer



This is Talisman's fourth corporate responsibility report, what's new?

When Talisman first started formally reporting on our corporate responsibility efforts in our 2000 Corporate Responsibility Report, we focused on our operations and activities in Sudan. In 2001, a discussion of our Colombian operations and activities was added to the reporting process. Last year, we significantly expanded our reporting efforts to cover all our principal geographic areas of operation utilizing the Global Reporting Initiative (GRI) as the reporting framework.

This year, based on stakeholder feedback we've collected throughout the year and significant input on our reporting process from our independent reviewer, PricewaterhouseCoopers, we have continued to expand the scope of the report to include more KPI's, greater country by country performance analysis and stakeholder feedback collected throughout the year. The 2003 Corporate Responsibility Report continues to reflect the diversity of our activities, their impacts and the interests of our numerous stakeholders.

What were some of Talisman's key corporate responsibility accomplishments in 2003?

Talisman completed a year-long, multi-departmental review and update of our Policy on Business Conduct and Ethics, which was approved by our Board of Directors in December 2003. Central to the review was the development of human rights and community relations principles for all Talisman employees and operations.

We established formal security arrangements with our coventurers in Colombia in the spirit of the Voluntary Principles on Security and Human Rights. We received a Certificate of Environmental Clearance in Trinidad with respect to our onshore exploration program. We established a community development legacy office in Sudan and began development of several innovative projects including a cogeneration facility in Edson, Alberta and a potential offshore windfarm at our Beatrice platform in the North Sea.

In February 2004, Talisman confirmed its support of the United Nations led Global Compact Initiative. See page 14 for more information.

Our 2003 activity demonstrates Talisman's continuing commitment in the area of corporate responsibility.

What are some key corporate responsibility challenges facing Talisman going forward?

Continued corporate responsibility is expected in all facets of our business. Reducing our impact on the environment, being welcome in the communities in which we operate and meeting the highest standards of business ethics are the foundation upon which we build our corporate performance, but there is always room to improve. This includes continuing work in Colombia with respect to human rights and security agreements, potential implementation of the Beatrice windfarm demonstrator and Edson cogeneration projects and strengthening relations with aboriginal communities in Western Canada.

What type of risk assessments does Talisman do prior to investing in a new country or project?

Wherever we operate, our Company has always believed in making investment decisions that consider the interests of all our stakeholders. Our commitment to meet the highest standards of ethics guides our actions. We have successfully operated or invested in such politically, environmentally or socially sensitive areas as Colombia, Trinidad, Algeria and Indonesia.

> *"I believe that the business case for corporate responsibility is underpinned by its contribution to enhanced security to Talisman assets and personnel, employee recruitment and retention, increased access to capital and positioning of Talisman as the partner of choice with both governments and other energy companies."*

Prior to any investment, Talisman performs a rigorous risk assessment related to geological prospectivity, economic terms and political, legal and social considerations. We research the political realities of the country in which we are interested in investing, we review the performance of all potential partners in any joint venture and security advisors, environmental experts and corporate responsibility advisors conduct site visits. No decision to invest is taken lightly and the social and environmental implications of the investment are always considered. Once a decision to invest is made, we implement measures to mitigate risks we have identified and we monitor our progress. For more information on this, see page 9.

What can you tell us about the class action lawsuit filed against Talisman for alleged complicity in human rights abuses related to the Company's past investment in Sudan?

A class action complaint was filed on November 8, 2001 in the U.S. District Court for the Southern District of New York against Talisman Energy Inc., by the Presbyterian Church of Sudan and others who seek status to represent a much larger group of individuals residing in Sudan. Talisman regards the allegations in the Complaint to be entirely without merit and is vigorously defending the case. We believe that our presence in Sudan was a force for good. Though we did complete the sale of our indirect interest in Sudan in March 2003, we have committed to continue funding our development projects through to 2005. These projects are designed to encourage self-sufficiency, building upon the early success of our agricultural and small business development programs. For more information on these programs, see page 20.

How does corporate responsibility translate into bottom line results?

While difficult to quantify, I have no doubt that a strong business case can be made for corporate responsibility, including its contribution to enhanced security to Talisman assets and personnel, employee recruitment and retention, increased access to capital and positioning of Talisman as the partner of choice with both governments and other energy companies.

I hope you enjoy reading about Talisman's 2003 performance.

James W. Buckee
President and Chief Executive Officer
March 2, 2004

Scope of the Report



Talisman's 2003 Corporate Responsibility Report describes our performance in Canada, Colombia, Indonesia, Malaysia, Vietnam, Trinidad, Algeria, Qatar, Sudan, the United States and the North Sea against Talisman's Policy on Business Conduct and Ethics and the International Code of Ethics for Canadian Business[2]. Each of these documents presents information about how the Company endeavours to make decisions and conducts its business by taking into account the social, environmental and economic impacts of its actions.

Talisman's 2003 report has again been developed in the spirit of the Global Reporting Initiative (GRI) guidelines and is structured into three performance areas: Social, Health, Safety and the Environment and Economic. The 2003 report expands on previously reported key performance indicators and also includes discussion and analysis of the Company's performance. Stakeholder commentary, not included in the 2002 report, has been reintroduced in an attempt to provide additional context to Talisman's 2003 results.

Health, safety and environmental data provided in the report relates to facilities and operations where we hold the operating permit or licence, regardless of the level or size of ownership interest, in Canada, the North Sea and Malaysia for the 2003 calendar year. Information on project planning and environmental protection, waste management and energy efficiency and emissions is provided for a wider range of operating areas and country specific examples are provided throughout the document to reflect our global efforts in this area. We report on our social and economic performance in all areas where we do business. All currency figures are reported in Canadian dollars unless otherwise stated.

A number of new features have been added to the report, based on stakeholder feedback received throughout the year from investors, non-governmental organizations, sustainable investment fund indices, government representatives and our reviewer, PricewaterhouseCoopers. These changes are detailed on page 1.

Talisman's 2002 and 2003 performance, based on the GRI, can be found at the beginning of each subsection. For more comprehensive disclosure and supplementary corporate responsibility information, visit our website at www.talisman-energy.com.

We believe that the 2002 report established a new baseline in corporate responsibility reporting for Talisman and trust the 2003 report upholds that same spirit, while demonstrating the evolution of our reporting. We strive to provide consistent data related to relevant social, health, safety and environmental and economic issues from one year to the next. This is undertaken in an effort to provide an objective appraisal and overview of our performance over a period of time so that trends can be examined and analyzed.

2 *The Talisman Policy on Business Conduct and Ethics and the International Code of Ethics for Canadian Business can be viewed on our website at www.talisman-energy.com.*

"Talisman insists this report (2002) will form the benchmark for future years. . . There is a marked improvement. The report covers the full triple bottom line, albeit not yet across all of the Company's international operations."

Ethical Corporation's assessment of Talisman's 2002 Corporate Responsibility Report

Key Accomplishments in 2003

Social Performance

- ✓ We completed a year-long review and update of our Policy on Business Conduct and Ethics, including the development of human rights and community relations principles for all Talisman employees and operations.
- ✓ We confirmed our participation in the United Nations led Global Compact initiative.
- ✓ We established formal security arrangements in the spirit of the Voluntary Principles on Security and Human Rights with our coventurers in Colombia.
- ✓ We worked with about 45,000 stakeholders, both individually and on a community-wide basis, across Canada to build awareness of the over 1,000 projects we were involved in.

"We began development of a cogeneration facility in Edson, Alberta and a potential offshore windfarm at our Beatrice platform."

- ✓ We developed formalized Aboriginal Relations Guidelines to help direct our relations with aboriginal communities across North America and established an Aboriginal Community Investment Fund.
- ✓ We established a community development legacy office in Sudan.
- ✓ We contributed approximately $5.1 million to hundreds of community projects across our global operations.
- ✓ We contributed over $663,000 to Calgary, Alberta's United Way thanks to more than $327,000 in employee donations, a corporate match of $327,000 as well as numerous fundraising activities.

Environmental Performance

- ✓ We received a Certificate of Environmental Clearance in Trinidad with respect to our onshore exploration program.
- ✓ We began development of a cogeneration facility in Edson, Alberta and a potential offshore windfarm at our Beatrice platform in the North Sea.
- ✓ We completed environmental audits at our operations at Inga, Carlyle, Warburg and Grande Prairie in Canada and at all of our United Kingdom platforms and onshore terminals.
- ✓ We improved our Production Carbon Intensity in Canada by 5% from 2001 levels thanks to, among other things, gas conservation projects and reductions in venting.
- ✓ We decreased the overall concentration of oil in produced water discharged at our North Sea platforms to 20.4 parts per million in 2003.
- ✓ We achieved Gold Champion-Level Reporter status in the Voluntary Challenge and Registry (VCR) for our most recent submission (2002) to the VCR after two years at the Silver Level.
- ✓ We treated approximately 10,000 tonnes of contaminated soil that will be used as clean backfill in ongoing remediation projects during our first full year of operation of the Diamond Valley Soil Treatment Facility located near Turner Valley, Alberta.

Economic Performance

- We generated $2.7 billion in cash flow ($21.21/share), which was used to fund $2.2 billion of exploration and development expenditures.
- We paid dividends of $90 million ($0.70/share) to shareholders during the year.

Independent Reviewer's Report

To the Board of Directors, Talisman Energy Inc.

We have been asked by Talisman management to review the assertions presented in the Company's Corporate Responsibility Report (Report) for the year ended December 31, 2003. Preparation of the Report is the responsibility of Talisman management.

We have reviewed the assertions in the Report marked with the symbol ✓. Our review was conducted in accordance with generally accepted standards for review engagements. The process that we used to carry out our review is illustrated on page 7. Our review focused only on Talisman's assertions relating to performance and management processes. We did not review Talisman's assertions relating to commitments, beliefs, and future objectives.

The section of the Report titled "Economic Performance" contains financial performance information extracted from Talisman's audited financial statements, which we did not review.

Based on our review, the information marked with the symbol ✓ is supported by appropriate underlying evidence. Nothing has come to our attention that causes us to believe that these assertions require material adjustment.

Signed,



PricewaterhouseCoopers LLP
Calgary, Alberta
March 2, 2004

"In Talisman's first two CSR reports, PricewaterhouseCoopers presented readers with an informative page of its audit overview and approach... In Talisman's 2002 Corporate Responsibility Report, PricewaterhouseCoopers did not have its usual page telling readers of their audit/assurance approach even though the Report's scope changed to a triple bottom line GRI performance report and from two to eight worldwide Talisman operations." **Peter R. Downing, TG International Ltd.**

PricewaterhouseCoopers Review Approach

Talisman Energy asked us to review management's assertions regarding the Company's corporate responsibility performance and management processes.

In developing our approach to the review of individual assertions, we obtained, examined and evaluated evidence supporting the assertions using a variety of procedures, including:

- One-on-one interviews with relevant Talisman management, staff and third party service providers;
- Consideration of relevant management systems, processes and controls;
- Review of relevant internally and externally generated documents and records, including correspondence with external parties;
- Comparison of company assertions to third party information available publicly on the Internet; and
- Sample testing and re-computation of performance data where appropriate.

Our review work was carried out in Calgary, Canada and Aberdeen, Scotland by two interdisciplinary teams from Calgary and London (UK). The teams comprised individuals with backgrounds and experience in environment, health and safety, social, economic and financial assurance. In total, our review required approximately 550 hours of professional time.

We focused our review mainly on information relating to the Company's Canadian and North Sea operations, which together represented approximately 82% of Talisman's worldwide production in 2003.

With the exception of the North Sea operations, we did not visit Talisman's international locations. Information relating to these other operations was collated and reviewed at the Calgary head office.

Some statements in the Report, such as commitments, beliefs and future objectives, are inherently not 'auditable', and others elements of the report, such as the President's Message, were outside the scope of our work. We did, however, read these sections to ensure they were not inconsistent with our conclusions.

The professional standards established by the Canadian Institute of Chartered Accountants with respect to assurance engagements define two levels of assurance: audit level and review level. The work that we carried out on all of the assertions that we examined and marked with the ✓ symbol, met, and in many areas, exceeded, the level of work necessary to support a review level report. However, in aggregate, the work that we carried out does not allow us to provide an audit level of assurance on the assertions. Nonetheless, the conclusions that we reached through our review are supported by rigorous and significant procedures conducted in accordance with appropriate review standards.

The approach used for our review is illustrated in the diagram below.

In addition to our review, we collated and analyzed the reader feedback cards from Talisman's 2002 Corporate Responsibility Report. These cards were mailed directly to PricewaterhouseCoopers Calgary by readers throughout 2003. A total of 60 feedback cards were received. We have read through these cards and have provided Talisman with a representative sample of readers' comments. Some of these readers' comments are presented in this Report.



Talisman drafts assertions and provides to PwC
PwC identifies assertions as either within scope or out of scope
In Scope:
Description and data related to Talisman's performance and actions
Description of policies, programs and procedures
Background information not readily accessible by the public
Out of Scope:
President's Message
Financial data taken from the annual financial statements
Statements of commitments or beliefs
Quotes by third parties (if cited)
Publicly available statistics and government policy information
Future events and objectives
Conduct detailed review to determine whether assertion is supported by appropriate evidence
If not supported by evidence, or if the evidence is inconsistent with the assertion, provide feedback to Talisman. Talisman provides supplementary evidence or adjusts the assertion to correct the observed discrepancy
If assertion is supported by appropriate evidence, indicate with the ✓ symbol
Statements assessed for consistency with our conclusions

Policies, Organization, Management Systems and Governance



Talisman has formal policies and procedures that support the Company's commitment to corporate responsibility. Our Policy on Business Conduct and Ethics is the foundation of our corporate responsibility framework.

Revised Policy on Business Conduct and Ethics

In 2003, Talisman completed a year-long, multi-departmental review and update of our Policy on Business Conduct and Ethics, the first revision since 1999, to better reflect this evolving area.

During this process, internal groups and area specialists affected by regulatory initiatives and new developments were consulted, including the legal, audit, corporate responsibility, environment, human resources, accounting, community and aboriginal relations and international operations groups. A key update to the policy was the development of human rights and community relations principles for all Talisman employees and operations. The business conduct and human rights policies of a number of peer companies were also reviewed to benchmark content.

The revised policy incorporates relevant corporate governance requirements as outlined by the Sarbanes-Oxley Act, the Toronto Stock Exchange and the recently announced NYSE Corporate Governance Rules, although the latter are not mandatory. Our Board of Directors approved the revised policy in December 2003.

Several related policies such as our Corporate Contributions Policy, Aboriginal Relations Guidelines and Compliance Guidelines for Anti-Bribery Legislation deal more specifically with particular aspects of our corporate responsibility program.

Managing Corporate Responsibility

Talisman has had a dedicated Corporate Responsibility Group since 2000 to assist other departments in coordinating compliance with these policies and other corporate responsibility efforts across the Company by implementing appropriate management, monitoring and reporting systems. This group is also responsible for preparing this annual, externally reviewed corporate responsibility report and for overseeing corporate contributions and stakeholder engagement processes.

Responsibility for Talisman's social, health, safety and environmental performance rests with the Board of Directors and, as such, issues are reviewed at the Board level and not by a specific committee. Comprehensive corporate responsibility reviews and country specific updates are provided to the Board of Directors annually. Health, safety and environment reports are also provided to the Board of Directors at each Board meeting. Other reports are provided throughout the year as deemed appropriate.

The Company's senior management team provides strategic direction for the corporate responsibility program and actively reviews and monitors progress towards set goals and objectives at corporate responsibility meetings that are held on a regular basis.

On an individual level, specific performance contract clauses allocate responsibility for corporate responsibility initiatives to the President and Chief Executive Officer; Executive Vice President, Corporate and Legal; Executive Vice President, Corporate Services; Executive Vice President, Exploration; Executive Vice President, Finance and Chief Financial Officer; Executive Vice President, Frontier and International Operations; Executive Vice President, Marketing; Executive Vice President, North American Operations; and various managers. Achievement against these objectives and others, combined with the overall success of the Company, links directly to the annual compensation of these individuals.

Evolution of corporate responsibility at Talisman

January 1993	August 1998	December 1999	May 2000
Talisman Energy Inc. was incorporated, Code of Business Conduct adopted	Acquired 25% interest in Sudan project	Adopted International Code of Ethics for Canadian Business	Shareholders vote for increased reporting and disclosure on Sudan investment

Policies and Systems

✓Talisman's Policy on Business Conduct and Ethics generally states Talisman's standards of ethical conduct and is supported by the Company's internal control system. Many of the subjects dealt within this policy are discussed in greater length in Talisman's procedures manual.

✓We periodically check our business activities to test conformance with this Policy. This process requires that all Talisman employees, officers and members of our Board of Directors, as well as certain contract personnel annually complete a Certificate of Compliance regarding the Policy on Business Conduct and Ethics. Further, employees, officers, contractors and directors are required to promptly report any suspected exceptions to this Policy, which are then assessed and, if necessary, investigated by the internal audit department. Exceptions arising from either reporting mechanism are reviewed and any concerns are then presented to the Chief Executive Officer and the Board of Directors for further action, as warranted.

✓In 2003, responses were received from employees and contractors in North America (2,044), the North Sea (596) and the rest of world (254). Submissions included 11 potential exceptions, which were all assessed and found to be immaterial.

Governance

✓Talisman's approach to corporate governance is based on guidelines established by the Toronto Stock Exchange. We address these guidelines through Board composition, stated responsibilities of the Board and through various committees of the Board. For more information on our corporate governance structure see the Company's corporate governance statement, which is schedule "B" of Talisman's Management Proxy Circular.

✓National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), came into effect in September 2003, legislating new requirements for oil and gas reporting including new Board responsibilities for oversight of reserves reporting. Accordingly, Talisman's Board created a new Reserves Committee, adopted Terms of Reference for the Reserves Committee and modified the Terms of Reference of the Board to reflect the new responsibilities.

✓In November 2003, the New York Stock Exchange published its final Corporate Governance listing standards. As a foreign private issuer, Talisman will be subject to only a limited number of the new rules. However, in March 2004, Talisman voluntarily modified a number of its corporate governance practices to ensure that we substantially satisfy all of the New York Stock Exchange corporate governance listing standards applicable to US companies.

✓In January 2004, the securities regulators finalized new multilateral instruments governing audit committees and certifications of filings. In March 2004, Talisman amended the mandate of its Audit Committee to reflect the new standards.

Also in January 2004, a new multilateral policy and instrument was proposed to replace the existing Toronto Stock Exchange (TSX) guidelines. Talisman is reviewing these proposals and, if necessary, will make further changes to its corporate governance structure in 2004 to ensure that the Company remains compliant with all current corporate governance requirements.

External Risk Assessment

✓Talisman reviews numerous international and domestic investment opportunities every year. In addition to the technical and economic evaluation of these opportunities, we complete an evaluation of the non-technical, above-ground issues related to the commercial, legal, political, regulatory, environmental, security and human rights situations in the country of interest prior to any investments.

✓Before actively pursuing any investment, Talisman also evaluates the investment against internal policies such as our Policy on Business Conduct and Ethics, as well as international and industry standards, such as the Corruption of Foreign Public Officials Act. Our decision to invest is based on these non-technical evaluations as well as our technical assessments.

"No information is provided on how the company assesses the significance of risk. Country-specific risk assessment frameworks are not described."
Stratos Inc.'s assessment of Talisman's 2002 Corporate Responsibility Report

April 2001	April 2002	April 2003	December 2003	April 2004
CR Report issued on Sudan operations	CR Report issued on Sudan and Colombia	CR Report issued on Talisman's global operations	Revised Policy on Business Conduct and Ethics adopted	CR Report issued on global operations, expanded disclosure

Social Performance

Key Performance Indicator Description	GRI Indicator Number	Areas Reported On	2002	2003
Corporate contributions	EC10	Global	$9.7 million	$5.1 million
Full-time equivalent employees	LA1	Global	1,565	1,758
Employee voluntary turnover rate	LA2	Global	4%	4%
Composition of Board of Directors	LA11	–	1 female Board member	1 female Board member
Employee benefits	LA12	Global	See page 14 of 2002 Report.	See page 22 of 2003 Report.
Skills management and lifelong learning	LA17	Global	See page 15 of 2002 Report.	See page 23 of 2003 Report.
Human rights monitoring mechanisms and results	HR1	Global	See page 8 of 2002 Report.	See page 12 of 2003 Report.
Human rights investment considerations	HR2	Global	Not included in 2002 Report.	See pages 9 and 12 of 2003 Report.
Policies and procedures preventing discrimination	HR4	Global	See page 14 of 2002 Report.	See page 22 of 2003 Report.
Number of security personnel receiving human rights training	HR11	Global	5	2
Identifying and engaging community stakeholders	S01	Global	See page 9 of 2002 Report.	See page 15 of 2003 Report.
Policy addressing bribery and corruption for organizations and employees.	S02	Global	Not included in 2002 Report.	See page 11 of 2003 Report.
Political Contributions	S03	Global	$48,500	$52,200

Ethical Business Conduct

Commitment

We believe the only way to do business is with integrity and mutual respect, reflected in all Company relationships, including those with shareholders, suppliers, employees, governments, regulators and communities. We endeavour to comply with established standards of ethical behaviour in all aspects of our activities at and for the Company. These standards apply to relationships both within and outside the Company. For example, Talisman employees must adhere to the Company's Insider Trading Policy and must never pursue improper personal gain or compensation from employment activities, Company property, information or position.

✓ To help our employees meet those expectations, Talisman has clearly defined its corporate position regarding conflicts of interest, confidentiality of corporate information, compliance with laws, integrity in business dealings, compliance with accounting policies, public disclosure and compliance with Anti-Bribery Legislation within our revised Policy on Business Conduct and Ethics.



Compliance with Anti-Bribery Legislation

✓ In 2003, Talisman updated its Compliance Guidelines for Anti-Bribery Legislation to reinforce Talisman's commitment to complying with the *Corruption of Foreign Public Officials Act* (Canada) (CFPOA), the *Foreign Corrupt Practices Act* (FCPA) and other similar legislation applicable to Talisman, its subsidiaries around the world and its officers, directors, employees and agents. The revised guidelines complement Talisman's Policy on Business Conduct and Ethics by providing information on such topics as anti-corruption laws and anti-bribery prohibitions, accounting and record-keeping requirements, penalties and enforcement, CFPOA and FCPA prohibitions, questionable payments and legally permitted exceptions. The new guidelines are available to all employees on Talisman's internal website.

"We expect high standards of ethical business conduct from all employees in the performance of their company responsibilities."

Political Contributions

✓ Talisman provided contributions to governing and opposition parties at the federal and provincial levels in Canada in 2003. At the federal level, Talisman contributed $10,000 to the Liberal Party of Canada, as well as $10,000 each to the Paul Martin and John Manley leadership campaigns. Talisman also contributed $5,000 to the Progressive Conservative Party of Canada. Smaller contributions totaling $17,200 in aggregate were provided to governing and opposition parties in Alberta, British Columbia, Saskatchewan and Ontario. No political payments or contributions were made in international operating areas. Talisman's Chief Executive Officer, in accordance with the Company's established guidelines, must authorize all political contributions made on Talisman's behalf.

✓ Effective January 2004, the Canadian federal government's Bill C-24 bans political contributions by corporations, except for an annual maximum of $1,000 collectively to a party's candidates, nomination contestants or electoral district associations. In the past, we have had a policy of contributing $20,000 per year to the governing federal party, with lesser amounts to opposition parties. We have also purchased tables at various federal party fundraising events. In accordance with the new law, Talisman's policy has been revised to preclude all of these activities at the federal level.

"It is very important for the petroleum industry in Colombia to work together in relation to the situation on human rights, specifically as it relates to the provision of security. Talisman's efforts, through the ACP, engaged the whole Colombian oil and gas industry, allowing us to mutually share our concerns and identify new initiatives to improve performance in this area."
Alejandro Martinez, President, Association of Colombian Petroleum Producers

Human Rights

Commitment

Talisman supports the principles of, and will promote respect for, the Universal Declaration of Human Rights and we will lead by example, demonstrating values of tolerance and respect.

We promote adherence to human rights principles in our areas of operation and will not be complicit in human rights abuses. We will advance best practices with host governments, partners and third parties consistent with our Security Policy, which has been revised in the spirit of the Voluntary Principles on Security and Human Rights.

✓When considering new international investments, we review associated potential human rights issues and their relationship to our operations. Talisman also liaises with stakeholders at an early stage of business activities to identify such issues.

Human Rights Training

✓Talisman supports specific training initiatives and projects that encourage the protection of human rights and support the goal of peace and security in operating areas affected by conflict. In 2003, we continued our involvement with the Pearson Peacekeeping Centre in Nova Scotia where two Talisman security personnel attended the "Free and Equal: Human Rights in Peace Operations" course. Course elements included operational imperatives of human rights in peace operations, international humanitarian law, and roles of civil police, military, government and NGO's. Talisman has sponsored personnel attending courses at this world renowned centre since 2000.



T. Nigel D. Hares, Executive Vice President, Frontier and International Operations (right), helped officially reopen the Shendi Teaching Hospital in Sudan in September 2003.

Human Rights Advocacy and Dialogue Regarding Colombia

✓Talisman continued to closely monitor human rights issues in Colombia in 2003 by engaging in advocacy and dialogue with organizations that are in a position to influence improvements in the area of human rights in Colombia. They include our oil and gas industry peers, the Government of Colombia (including the Colombian ambassadors to Canada and the United States) and non-governmental organizations such as Human Rights Watch and Amnesty International. We also support the work of the Colombia Taskforce at the Center for Strategic and International Studies in Washington, DC.

"Talisman supports the principles of, and will promote respect for, the Universal Declaration of Human Rights."

✓In June 2003, Talisman's Senior Manager of Legal and Associate General Counsel and Manager of Corporate Responsibility both traveled to Colombia to provide a presentation to approximately 50 members of the Association of Colombian Oil Producers (ACP) on human rights and the provision of security for oil activities. Attendees of the presentation included representatives from many oil companies working in Colombia, as well as Ecopetrol (Colombia's state oil company), the Ministry of Defense and the Presidential Office for Hydrocarbons.

✓During the presentation, *"Enhancing Investor Confidence in the Provision of Public Security for Oil Operations in Colombia"*, Talisman highlighted codes and principles that we consider to be international best practice in the area of human rights and security, including the *U.N. Code of Conduct for Law Enforcement Officials, the U.N. Basic Principles on the Use of Force and Firearms and the Voluntary Principles on Security and Human Rights.* Copies of these documents were provided to attendees in both Spanish and English.

✓Talisman recommended that international principles for public security should be implemented in Colombia in a transparent manner. We concluded the presentation by proposing a contractual template for the provision of security based on international principles.

"It has been roughly two years since we opened a dialogue with your company. . . Now, more than ever, it is urgent for a company such as Talisman to publicly demonstrate its intention to promote and protect human rights in Colombia within your sphere of influence and that as a publicly traded company, it is imperative that you report publicly on your efforts."

Amnesty International letter to Talisman, January 5, 2004

Amnesty International's recommendations for Canadian resource companies operating in Colombia	Talisman's assessment of its performance to date regarding Amnesty International's recommendations
Ensure your organization has a detailed ethics policy governing your international operations or investments, with explicit language supporting human rights. This policy should be widely communicated within your organization and with partners and suppliers and should include mechanisms to ensure its implementation, monitoring and reporting.	✓ *As described in this report, Talisman has a Policy on Business Conduct and Ethics with specific language supporting the Universal Declaration of Human Rights and the Voluntary Principles on Security and Human Rights. The Company has implemented a compliance program to ensure monitoring and reporting of violations.*
Insist on justice when human rights abuses occur that are in any way related to your operations or investments; this should include full and impartial investigations with those responsible brought to justice.	✓ *As a signatory to the International Code of Ethics for Canadian Business and a participant in the UN Global Compact, and as stated in the human rights section of our Policy on Business Conduct and Ethics, Talisman is committed to addressing human rights concerns within its sphere of influence. To date, we have not recorded any human rights abuses in Colombia related to our operations or investments.*
Redouble your efforts to ensure that security provided for your people and your assets is 'clean'; triple-check the backgrounds of any people hired to provide security to ensure they do not have a history of human rights abuses.	✓ *In accordance with the Voluntary Principles on Security and Human Rights and our own Security Policy, we make strong efforts, using multiple sources where available, to ensure those hired to provide security conform to those standards.*
Ensure that your company infrastructure (e.g. buildings, airstrips, roads, camps) is not used to facilitate human rights abuses.	✓ *All security agreements put in place with respect to our activities in Colombia reference human rights law and stipulate that any support provided to the military will be used for non-lethal and defensive purposes only.*
Talk to each other and to other transnational operators and work together to develop 'best practices' around security, community engagement and labour relations.	✓ *As described on page 12, Talisman has discussed these issues with peer companies and the Government of Colombia, including a presentation provided to the Association of Colombian Petroleum Producers on the provision of security for oilfield operations, which recommended incorporation of the Voluntary Principles on Security and Human Rights into all security arrangements.*
Convey to the Colombian government the urgency of complying with international recommendations to address the issue of paramilitary abuses.	✓ *We have advocated to the Colombian Government to respect human rights generally and implement international best practice for the provision of security for oilfield operations. To date, we have not recorded any paramilitary abuses related to our operations or investments and have not specifically raised the issue of paramilitary abuses with the Colombian Government.*
In any opportunity to communicate with guerillas or armed opposition groups, press for an end to their abuses, the need to comply with international humanitarian law and the urgency for an all-party 'humanitarian accord'.	✓ *It is our policy not to communicate with guerrillas or armed opposition groups. In Colombia, we communicate strictly with the Government of Colombia and in the field, we communicate only with the leaders and members of the local communities impacted by our operations.*
Convey the message that resource development companies do not desire — and will not tolerate — any 'cleansing' or displacement of local populations from lands slated for development.	✓ *Our respect and support of human rights in Colombia has been communicated to the Colombian government and the local communities impacted by our operations. It is our corporate policy wherever we operate to not tolerate nor condone any human rights abuses of local populations for oil development.*

> *"A number of stakeholder mechanisms are identified throughout (consultations, surveys, workshops, negotiations, etc, . . .) but not in a systematic manner. The frequency of engagement, and the successes of different mechanisms are not discussed."*
> ***Stratos Inc.'s assessment of Talisman's 2002 Corporate Responsibility Report***

Colombian Security Agreements

✓ Talisman's efforts in Colombia to advocate for the provision of security in the spirit of the Voluntary Principles on Security and Human Rights began in 2001. Since then, Talisman (Colombia) Oil and Gas Ltd. has developed and proposed a new security agreement structure between an operator, Ecopetrol (the state oil company) and the Colombian Ministry of Defense that clearly defines security roles as they relate to Talisman's operations.

✓ In November 2003, thanks to great support from Ecopetrol, Sipetrol (our operating coventurer) and the Colombian government, Talisman established transparent agreements for the provision of security in our Acevedo, Huila Norte and Altamizal blocks (on which three exploration wells were being drilled). These agreements reference human rights law and stipulate that any support provided to the military will be used for non-lethal and defensive purposes only.

Corporate Responsibility and Public Policy Dialogue

✓ In 2003, Talisman's corporate responsibility group attended conferences, presentations and workshops led by academics and industry associations throughout North America. Further, we attended almost 70 meetings in both Canada and the United States, including meetings with the Canadian Department of Foreign Affairs and International Trade, Natural Resources Canada, United States Department of State and other government departments.

Other public policy efforts in 2003 included:

✓ Talisman was a supporting sponsor of the National Corporate Social Responsibility Report initiative led by the Conference Board of Canada to establish common definitions, strategies and policies. The first report is scheduled to be published in the spring of 2004.

✓ Talisman again supported the Center for Strategic and International Studies (CSIS) Colombia Project, an initiative which addresses issues related to human rights, the peace process and United States foreign policy towards Colombia.

✓ Talisman participated in the Collaborative for Development Action, Inc. workshop on Corporate Engagement at Harvard University. Featuring 20 international participants from industry and government, the workshop focused on challenges that companies face when working in areas where social or political tensions persist and allowed participants to exchange experiences, determine benchmarks used in other settings and discuss strategy in dealing with corporate responsibility issues.

Talisman Supports the Global Compact

In 2000, United Nations Secretary General Kofi Annan formally launched the Global Compact, a network of companies, governments and non-governmental organizations, and labour who have agreed to work with the UN to support nine principles in the areas of human rights, labour and the environment.

Since the launch, Talisman has monitored developments in, and aligned corporate procedures with, the Global Compact's principles. In February 2004, Talisman's CEO Jim Buckee officially confirmed Talisman's support for the Global Compact.

In his letter to Kofi Annan, Dr. Buckee committed "to make the Global Compact and its principles part of the strategy, culture and day-to-day operations of our Company . . ."

As a member of the Global Compact initiative, Talisman has also committed to reporting annually to our stakeholders on actions we have taken or lessons we have learned related to one or more of the nine principles. This commitment will be fulfilled through the discussion of our activities in our annual Corporate Responsibility reports.

For more information about how the Global Compact seeks to advance responsible corporate citizenship and ensure a more sustainable global economy through private sector partnerships, visit www.unglobalcompact.org.

"The ability to effectively communicate and cooperate in solving issues that arise between industry, the public and regulators has progressed extensively in this area [Edson] and Talisman has been an integral part of that progression. They have shown continual improvement and developed much more responsive attitudes in dealing with the concerns of the community."

Judith Bugg, speaking on behalf of the Edson Creative Solutions Synergy Group

Community Participation and Development

Commitment

Talisman believes that being a responsible and welcome member of the communities in which we operate is an essential part of Talisman's business strategy. Strong, interactive and transparent relationships with communities, based on trust and respect, allow us to effectively and efficiently carry out operations. Talisman's commitment to community relationships is based on the principles of community consultation, the provision of local benefits and the respect for diverse cultures.

Community Consultation

✓ Talisman consults with our stakeholders, both individually and on a community-wide basis to build awareness of our activities. For example, in 2003, we notified or consulted with about 45,000 people across Canada in support of over 1,000 projects including wellsite acquisitions, minor tie-ins and major pipeline work.

✓ Community open houses are often part of Talisman's consultative process. In 2003, Talisman hosted or actively participated in 18 open houses in Canada, which were attended by approximately 3,500 people. These community open houses supported specific projects or were community appreciation events for local farmers and ranchers in such places as Carlyle, Estevan, Chauvin, Edson, Chetwynd, Silver Valley, Sexsmith, Hythe and the Alexis First Nation reserve.



In 2003, Talisman (Trinidad) provided school supplies to about 3,000 students at primary schools within our area of activities.



Issues identified during two open houses and 19 public consultations helped Talisman (Trinidad) develop environmental protection and mitigation measures.

✓ In 2003, Talisman (Colombia) and our operating coventurer conducted six open houses and public consultations in the Acevedo Block. These consultations were carried out in advance of the drilling of the Candelo 1 exploration well.

✓ Talisman (Trinidad) conducted two open houses and 19 public consultations in Trinidad, as part of the Environmental Impact Assessment requirements for the proposed seismic program in the Nariva Swamp. The public open houses were held in the Rio Claro region, within Talisman (Trinidad)'s Eastern Block and near the Nariva Swamp. Issues identified during the consultation process were used to develop environmental protection and mitigation measures.

✓ Talisman is also involved with numerous multi-stakeholder groups, which bring industry, public and regulators together to create an opportunity for dialogue and to build understanding. These groups include the Edson Creative Solutions Synergy Group, the Southwest Alberta Sustainable Community Initiative, West Country Stakeholders, Rimbey Multi-Stakeholder Group and the Airdrie and Area Public and Petroleum Producers Awareness Alliance.

"The relationship developed with Talisman Energy has greatly aided our non profit Society to ensure we have a sustainable future through the establishment of an endowment whose proceeds will go to maintain the facilities in a world class manner."
Bernie Asbell, Chief Operating Officer and General Manager, Talisman Centre



Talisman's $10 million, 20-year commitment to the Building Healthier Futures expansion and improvement project helped an additional 500,000 people enjoy Talisman Centre's facilities last year.

Local Benefits

✓In 2003, we contributed approximately $5.1 million to hundreds of community projects across our global operations. In 2002, Talisman's community contributions totaled $9.7 million. The reduction in community development spending is mainly due to the sale of our interest in Sudan. The following provides highlights of our community partnerships and projects around the world.

Community Development in Canada

✓Since 1999, Talisman has annually increased its community giving programs in Canada and in 2003, contributed over $1.6 million to support health and welfare, the arts, education, the environment and community causes. Decisions on contributions are made by representatives from across the Company through our Corporate Contributions Committee.

"Investing in our Communities" program

✓Talisman's "Investing in our Communities" program helps employees give back to the communities in which we operate. The program provides up to $200 to organizations our full-time employees volunteer with, such as little league teams and community associations. In 2003, Talisman invested approximately $38,000 through the "Investing in our Communities" program, an increase of 8% over 2002.

Talisman Centre

✓In 2003, Talisman provided the second instalment in our $10 million, 20-year commitment to the Lindsay Park Sports Society's Building Healthier Futures expansion and improvement project. Talisman Centre now features a new double gymnasium, a 50-metre swimming pool, a walking track, a Lifestyle Centre for people with disabilities, a 20-person therapeutic hot tub, family and caregiver change rooms, new meeting and classroom space and expanded locker rooms, weight room, cardiac and sports medicine services and improved customer service facilities.

United Way

✓In 2003, Talisman contributed over $663,000 to Calgary's United Way campaign thanks to more than $327,000 in employee donations, Talisman's corporate match of $327,000, as well as numerous fundraising activities. Talisman's 2003 donation exceeded our goal of $600,000 by 11%. Talisman employees also contributed 490 volunteer hours to the United Way's "Days of Caring" program during the year. The Company also supported the Calgary Mustard Seed, the Association For the Rehabilitation of the Brain Injured and the Bowness Senior Citizens Center through the program.

Other Community Development Contributions in Canada in 2003

✓Talisman continued its five-year, $500,000 contribution towards the purchase of a new MRI (magnetic resonance imaging) unit at the Alberta Children's Hospital.

✓In November 2003, Talisman announced a three-year, $100,000 commitment to the Grande Prairie QEII Hospital Foundation for a revamped Neo-Natal Intensive Care Unit.

✓Talisman made a two-year, $20,000 commitment to support the Carlyle and District Leisure Complex.

✓Talisman's 2003 Corporate Contributions (thousands of Canadian dollars)

	Canada	US	UK	Indonesia	Malaysia/ Vietnam	Colombia	Trinidad	Algeria	Sudan	Total
Operated	1,602	54	662	95	23	–	161	20	1,494	4,111
Non-Operated	–	–	–	659	–	112	107	72	–	950
Total	1,602	54	662	754	23	112	268	92	1,494	5,061

"Talisman Energy willingly participates in many different aspects of the Aseniwuche Winewak Nation (AWN). They eagerly contribute to community events and educational opportunities and are committed to consultation with our community… Benefits have included business opportunities, education and the protection and preservation of our traditional sites."

David MacPhee, President, Aseniwuche Winewak Nation,Grande Cache, Alberta

Respecting Diverse Cultures – Aboriginal Relations

Talisman recognizes and respects the unique culture and history of aboriginal peoples and works cooperatively in the areas where we operate. Talisman also consults with aboriginal communities in North America to develop an understanding of mutual interests and maintain a positive working relationship. We consider the unique culture of each community when designing and carrying out our activities. We collaborate with industry peers and all levels of government to work effectively with aboriginal communities. We encourage all coventurers to support aboriginal education, training and economic development programs.

✓ In February 2003, Talisman developed formalized Aboriginal Relations Guidelines, which guide our relations with all aboriginal communities across North America. Talisman's Aboriginal Relations Guidelines are consistent with our policies and procedures including the Policy on Business Conduct and Ethics and are available to all employees on our internal website. These guidelines also apply to our principal contractors.

Aboriginal Community Investment

✓ In 2003, Talisman refocused and redeveloped its aboriginal community investment strategy to formalize efforts to help build strong aboriginal communities. Central to this revision was the specific creation of an Aboriginal Community Investment Fund, which supports youth, education, training and health and wellness programs in aboriginal communities that will better equip aboriginal people to participate in the economic opportunities associated with our activities. Though in its infancy, Talisman invested about $150,000 through the fund in 2003, including:

✓ Support of local community schools and funding for special education programs for aboriginal youth, including a Stay-in-School program, a tutorial program for the Blueberry River First Nation and a youth education initiative for the West Moberly First Nation in British Columbia.

✓ Participation in petroleum career training and adult education programs that help build skills and capacity, such as the Petroleum Careers Training Program for Fort Nelson and Prophet River First Nations and Muskoti Learning Centre for Adult Upgrading with the Saulteau First Nation.

✓ Support of aboriginal awards, scholarships, bursaries and student centres on campuses for aboriginal students at the universities of Calgary and Alberta, regional colleges in Grande Prairie and Fort St. John and at the Southern and Northern Alberta Institutes of Technology.

✓ Funding for a new Metis elders' shelter in Grande Prairie, a Back-to-School Program for urban aboriginal youth and cultural community centres in Doig River and Saulteau First Nations in British Columbia.

Peigan Blessing Ceremony

Talisman respects the importance of traditional activities and locations that hold spiritual or cultural significance for our aboriginal neighbours.

In July 2003, the Peigan First Nation was consulted regarding a number of wells Talisman proposed to drill within the Porcupine Hills area in Alberta – an area of traditional significance to the Peigan First Nation. During the consultation, Talisman was asked if there could be a blessing ceremony for the project.

In keeping with the traditions of the Peigan First Nation, the ceremony took place in order to bless the land where the project was to take place. The ceremony included prayers for the participants, wishes for success and a tobacco offering to the earth. Talisman's project team joined Peigan Elders at this sacred event.



Cultural Awareness

✓ Forty-two Talisman employees participated in aboriginal cross-cultural awareness courses in 2003 and two Talisman employees attended a three-day cultural camp hosted by the Aseniwuche Winewak Nation.

Employment and Economic Opportunities

Talisman values the benefits of a diversified workforce and we give fair consideration for employment and contract opportunities to aboriginal individuals and businesses. We seek opportunities to eliminate work experience obstacles for aboriginal workers through our support of a summer student in Grande Prairie and the provision of work experience terms in Fort St. John and Chetwynd.

"This is our largest donation to date and will have a major impact on the Foundation and the success of our appeal. This area is the heart of the hospital and will allow generous space for children to play, families to spend time together and for our play specialists to prepare children for examinations and operations." **Sharon O'Loan, ARCHIE Foundation Appeal Director**



In 2003, Talisman (UK) donated two wooden play features to the neighbouring Ferryhill Primary school in Aberdeen.

Community Development in the United Kingdom

✓ In 2003, Talisman (UK) provided the second instalment in our two-year, $530,000 commitment to the ARCHIE (Aberdeen Royal Children's Hospital is Excellent!) Foundation. Talisman's contribution supported the completion of a state of the art child and family facility, including lounge areas, parental overnight accommodation and a variety of play areas and gardens. The Foundation also received over $5,200 through Talisman (UK) employee donations.

✓ In Aberdeen, Ferryhill Primary School's play areas were given a new lease on life thanks to a range of improvements and the addition of new equipment. The centrepieces of the new-look junior and senior playgrounds are a wooden locomotive and low-level adventure trail donated to the school by Talisman (UK). Both play areas have been resurfaced, new benches and seats have been installed and traditional playground games have been painted on the ground.

Tree Planting and More in Trinidad

✓ In July 2003, Talisman supported the local area hunters' associations with their annual tree planting drives, which educate local communities and members of the associations about the importance of planting trees to mitigate human impacts on the environment. The Southeast Hunters Association distributed 15,000 seedlings to local schools for planting in various locations. This group also held a seminar in September to discuss the sustainable management of forests and other topics.

✓ In 2003, Talisman supported Servol, an organization dedicated to providing assistance to underprivileged children and adolescents in Trinidad. Through Servol's Education Through Life Skills program, Talisman supported a life skills centre located in close proximity to our area of onshore exploration. This centre assists children and adolescents with counseling and meals.

✓ Talisman employees visited primary schools within our area of activities to better understand the challenges faced by these schools. As a result, Talisman supplied pens, pencils, rulers and notebooks to about 3,000 students.

Community Development in Indonesia

✓ Talisman's community efforts in Indonesia focus on health, social, water, education and infrastructure initiatives. The majority of projects are related to our Corridor project on the island of Sumatra, where we are a non-operating coventurer.

✓ Health-related projects included nutritional programs for children, supplying medical equipment and providing health and wellness seminars. Social activities focused on providing financial assistance for various cultural seminars, sports-related activities and economic empowerment of local villages with improved agricultural techniques. Water projects included the supply of water tanks and pumps and drilling water wells. Educational assistance included funding for books, uniforms and scholarships. Infrastructure investment assisted with the repair or construction of schools, medical facilities and community structures.

"I believe the Company should highlight more the social and educational aspects it provides in the countries where it operates."
Stakeholder feedback comment card received from Canada in 2003

Community Development in Malaysia

✓In April 2003, Talisman Malaysia sponsored a project for the preservation of corals and a beach cleanup at the International Marine Park on Perhentian Island, off the coast of Terengganu, west of Malaysia.

✓In October 2003, about 95 Talisman employees and family members participated in the Kuala Lumpur Terry Fox Run in memory of Canadian Terry Fox and his 1980 dream to run across Canada to raise funds for cancer research. Participants in the Kuala Lumpur Run walked, ran, or cycled the five-kilometre route in memory of Terry's courageous journey and to raise awareness and funds for cancer research in Kuala Lumpur.

Community Development in Colombia

✓Talisman's community development spending in Colombia focused on the areas of infrastructure, education and health. Infrastructure programs included providing electricity for 12 families, building school mess halls, refurbishing sports facilities and road repair. Educational programs supported workshops, improved environmental techniques, social and cultural interaction, enhanced community participation by residents and provision of school supplies. Health initiatives provided support to workers visiting communities to promote better health practices through education and training.



In October 2003, about 95 Talisman employees and family members participated in the Kuala Lumpur Terry Fox Run.

Talisman Supports Earthquake Relief Efforts

✓In December 2003, Talisman supported earthquake relief efforts in Iran's southeastern province of Kerman by contributing $10,000 to the Canadian Red Cross' drive to maintain clean water and to provide medical assistance and shelter. Talisman also supported similar earthquake relief efforts in Algeria in July 2003 by providing $20,000 in funding for medical equipment and supplies. Talisman (UK) also contributed approximately $5,000 for the Algerian relief effort through funds raised by employees and a corporate match.

Talisman Demonstrates "Best Practice" in Colombia

In the spring 2003 issue of Corporate Knights magazine, Talisman received scores of "good" and "excellent" in all five categories of their review of our operations in Colombia against the International Code of Ethics for Canadian Business. The scores were based on the project experience of Corporate Responsibility consultant Michael Rea relative to "Best Practice" as opposed to "ideal". The article, titled *Four Companies and a Code: Looking at the Operations of Nexen, Enbridge, EnCana and Talisman in Colombia and Ecuador,* evaluated Talisman's community participation, environmental protection, human rights, business conduct and employee rights, health and safety performance.

"Talisman demonstrated a "Best Practice" community consultation program (in Colombia). The 54 communities within its seismic operating areas were offered community workshops where seismic process, environmental risks and community development needs were covered. This resulted in 10 community environmental monitors being employed to offer assurance that Talisman's activities would not compromise the integrity of the ecosystems in their operating areas."
Toby A.A. Heaps and Michael H. Rea, Corporate Knights, Vol. 1, No. 4, 2003

In 2003, 45 farmers participated in the Unity State Model Farm, learning improved farming techniques that will help increase food availability, reduce dependency on aid assistance and improve investment in the local markets.



Talisman's Ongoing Commitment in Sudan

✓When Talisman announced the sale of its indirect interest in Sudan to ONGC Videsh Limited (OVL), a subsidiary of India's national oil company, in October 2002, Talisman publicly stated that it would continue funding community development programs in Sudan through 2005. To ensure proper stewardship and support for these programs and to locate new funding partners, Talisman has opened a community development legacy office in Sudan. An expatriate Community Development Manager and four Sudanese community development staff monitor our social programs and conduct meetings with other potential funding partners.

✓Talisman continues to seek new funding partners for those programs which will not become self-sufficient, including funding through OVL and other organizations. Talisman introduced OVL to the community development programs with a tour through the Greater Nile Petroleum Operating Company (GNPOC) concession in 2003, where many of the programs are located.

Unity State Model Farm in Rubkona

✓In 2002, Talisman launched the Unity State Model Farm located within the GNPOC concession at Rubkona, with a mandate to instruct indigenous farmers in improved farming methods to help increase food availability, reduce dependency on aid assistance and improve investment in the local economy.

✓In 2003, 45 farmers participated in the Model Farm. Poultry farming and vegetable production programs resulted in the sale of eggs and vegetables to local oil facilities and local markets.

Agriculture and Community Development Program

✓In 2001, Talisman began funding an Agriculture and Community Development program in and around the GNPOC concession, principally at Kailak Lake. In 2002, the program was expanded to include education in the areas of health care and diversified farm products. New farm products were introduced through the program in 2003 to provide improved nutrition and income generating opportunities in about 30 villages located along the pipeline in the Nuba Mountains and within the GNPOC concession, including Kailak Lake, Debap, Paryang and Biu.

Basic Adult Learning and Training

✓In 2003, Talisman introduced its Basic Adult Learning and Training program to improve adult literacy by providing training opportunities to help those who live there. Participation in the initial training period included people from Kailak Lake, Rubkona, Bentiu and Paryang villages. The program provides basic adult learning in conjunction with complementary self-generated entrepreneurial opportunities. Effectively 'teaching the teachers', initial students in the program are now facilitators in their own communities.

Arrival of Hospital Supplies at Shendi Teaching Hospital

✓Following a visit to Sudan in early 2000, Dr. Keith Martin, Canadian Member of Parliament for Esquimalt-Juan de Fuca, British Columbia, organized the collection of medical supplies, equipment and medication to be donated in Sudan. In 2002, Talisman agreed to cover all shipping and transportation costs for two vessels containing such items as hospital beds, clothing, sheets, stretchers, orthotic and other specialized equipment.

✓In early 2003, two containers were delivered to the Shendi Teaching Hospital, a 200-bed teaching hospital providing medical services to more than 500,000 people living in the area. Since 2002, Talisman's contributions to the Shendi Hospital supported complete renovations to the water and sanitation systems and the in-patient wards.

"I am deeply grateful to Talisman Energy Inc. for the financial contribution that enabled us to provide urgently needed medical supplies to some of the neediest people in the Sudan. This was an excellent example of corporate social responsibility that used the financial capabilities of a company working in a country to help citizens most in need. Money provided by Talisman went directly to help the people on the ground with no bureaucratic overhead. This is a model that can and should be replicated elsewhere."

Keith Martin, Canadian MP for Esquimalt-Juan de Fuca, British Columbia



In September 2003, the Wheatley, Ontario Legion, Branch #324, received a $1,000 contribution from Talisman to aid in the repair of the local Cenotaph, which had been vandalized over the summer.



Employee Relations

Commitment

We believe our success begins with our people. We wish to earn the respect and loyalty of each employee by creating a work environment that is challenging and rewarding. We recognize that building this type of relationship requires a foundation of trust, teamwork, recognition and ethical and fair treatment. This enables us to hire, develop and retain the people with the skills necessary to add value to our business.

In all recruitment efforts, Talisman endeavours to ensure equality of opportunity with selection practices that demonstrate that individuals have been selected on the basis of legitimate qualifications relevant to job performance and individual merit.

Workforce Policies

✓We promote a workplace free of harassment, discrimination and intimidation and confidentiality for all employees. In 2003, we revised our Sexual Harassment Policy to include other forms of harassment in an all encompassing Harassment Policy. All employees, and particularly managers and supervisors, must maintain and promote these principles in their hiring practices and in their relationships with other employees.

In 2004, we will review our global workforce policies to ensure that key corporate philosophies and workforce practices are reflected worldwide.

Total Rewards Philosophy

Talisman's rewards philosophy is an integral component of our strategy to be a competitive, successful company amongst our oil and gas industry peers.

✓While the type and design of plans vary by country, they are designed to be market competitive and support the alignment of employee performance with business success and increasing shareholder value. Health, insurance and pension benefits are also part of the rewards offered to employees.

Total Rewards

✓In 2003, total remuneration including salary, benefits and bonuses provided to employees was approximately $250 million. This amount increased significantly over 2002 due to a larger workforce, a one-time bonus that was paid to employees worldwide in recognition of very strong financial results and the Company's decision to expense stock options, which resulted in a redesign of the stock option plan. For a breakdown of compensation by country, see page 36.

✓Full-Time Equivalent Permanent Employees[1]

as at December 15, 2003

North America	1,312
North Sea	273
Southeast Asia	168
Algeria	1
Other[2]	4
Total	1,758

1 *Contract and temporary staff are not included.*
2 *"Other" includes Trinidad, Qatar and secondees to operating partners.*

✓Full-Time Equivalent Positions Added in 2003[1]

North America	126
North Sea	117
Southeast Asia	26
Algeria	1
Other[2]	5
Total	275

1 *Total does not account for the sale of our indirect assets in Sudan (70 positions).*
2 *"Other" includes Trinidad and secondees to operating partners.*

Compensation Surveys Around the World

✓Talisman annually benchmarks its total compensation program against the marketplace by participating in compensation and benefits surveys around the world. These surveys are conducted by independent consulting firms that provide human resources expertise and services within our areas of operations. We focus our participation in surveys that provide market data specific to oil and gas industry practices where available. We compare the value of the employee plans and programs we provide against these survey results to assess the competitiveness of our total rewards package.

"Talisman has built the United Way and caring for the community into the culture of their employees. They do interesting activities every year and build their own morale and spirit in the process."

Ruth Ramsden-Wood, President, The United Way of Calgary and Area



In 2003, Talisman created 26 full-time equivalent positions in Southeast Asia.

Employee Benefits

✓The 2003 redesign of our employee benefit program resulted in several changes for employees in Canada. The new benefit program offers increased flexibility for employees to tailor their benefit choices to meet their individual needs. Increasing employees' understanding of their benefits and the value therein, and maintaining employee share ownership were also key design objectives. By delivering the new benefits program using state of the art technology, we are not only able to meet a broader range of individual needs through the plan design, but also leverage our investment in technology and expand our self-service functionality. Employees enroll and change benefits as well as view their information online.

✓In 2003, changes were also introduced to our fitness subsidy program to promote improved employee health and well-being. Under the old program, the Company subsidized membership fees for Calgary-based employees who were members of one designated fitness facility. Today, all permanent Canadian-based employees, including those in field locations, can now receive subsidized individual membership fees for a recognized fitness facility of their choice. Employees in the United Kingdom, Norway and Malaysia are eligible for local fitness subsidies.

Number of Permanent Employees

✓As of December 2003, Talisman had 1,758 full-time equivalent permanent employees and over 670 temporary or contract employees worldwide. In 2003, Talisman added 275 permanent positions worldwide. This includes our acquisition in Norway, where we gained 94 permanent positions.

National Workforce Initiatives

✓Consistent with local practice in the areas where we operate, Talisman recognizes all public holidays and respects employees' religious beliefs.

✓In 2003, Talisman (Malaysia) reviewed local workplace terms and conditions. As a result, we developed compensation and benefits programs and workplace practices that are competitive with the local market, while being aligned with corporate philosophies. Some of the key changes implemented for national staff in Malaysia included a "pay-for-performance" system that links individual performance with Company results, a Fitness Club Membership subsidy, revised Annual Leave Entitlement that grants additional days leave based on years of service, and a Service Award Program that recognizes service milestones (aligned with the Talisman Energy Inc. program).

Flexible Work Arrangements

✓Talisman provides flexible work arrangements to assist employees with achieving a work and life balance while meeting the business needs of the Company. In Canada and the United Kingdom, Talisman currently employs approximately 80 people in either part time or tele-working arrangements. Tele-working uses remote computer access and telecommunications technology to enable employees to work part time from a home-based office environment. Additionally, about 950 employees worldwide have remote access to Talisman systems from their home computers.

✓To further adapt to employees' lifestyle arrangements, Talisman has adopted flexible starting and finishing workday schedules.

Employee Training and Development

✓Talisman's approach to employee training and development activities focuses on developing employees to be successful in current and future roles.

✓Approximately 525 employees registered in personal development programs in Canada in 2003, focusing on project management, supervisory fundamentals and interpersonal communications training. Technical training in areas such as engineering and geosciences provides employees with new skills and allows them to stay current with changing technology related to their profession.

✓In 2003, 130 employees in Canada received support through Talisman's Education Assistance Program, which encourages its employees to further their formal education. Fifteen employees enrolled in formalized degree programs in North America including graduate and post-graduate studies. This funding is also offered to employees in the United Kingdom and Indonesia. The program is currently under review in Talisman's Malaysian office and is expected to be in place in 2004.

✓The Company hosted seven training and development exchange employees from Malaysia and the United Kingdom in various positions at our corporate office. In Malaysia, Talisman currently has eight PetroVietnam employees training within its operations. Further, there were six Talisman (UK) employees participating in short-term assignments in Norway. A further 28 employees began various international expatriate assignments throughout the year.

✓In 2003, we revised our performance assessment process to reflect industry best practices.

We plan to implement an e-learning module globally throughout 2004, with coaching and feedback training through seminars and workshops.

Privacy Compliance Assessment Project

✓Talisman supports our employees' right to access their personal information held by the organization, to challenge its accuracy and usage and to expect that safeguards appropriate to the sensitivity of that information be in place.

✓In early 2004, new privacy legislation was officially introduced in Canada to balance an individual's right to privacy of his or her personal information with the need of organizations like Talisman to collect, use or disclose certain personal information for legitimate business purposes. The legislation affects Talisman's ability to collect and use the personal information of employees, applicants, residents, landowners, contractors and other stakeholders. To ensure compliance within the appropriate time frame, Talisman launched a Privacy Compliance Assessment Project in June 2003.

✓Through this project, Talisman developed specific corporate policies and ongoing processes and procedures to assist the Company in meeting its obligations to its employees and the public under the legislation. The project has assisted in the identification of limitations or gaps in systems and business practices and identified changes required to ensure compliance. For example, new consent processes were implemented in the collection of landowner, resident and employee information.

✓Talisman's Privacy Coordinator and project team have educated management and employees on the new legislation through privacy seminars and material posted on Talisman's internal website.

Sudan – Redeploying our Expatriate and Rotational Workforce

✓Redeploying Talisman's Sudan-based expatriate and rotational workforce was a significant challenge. Most employees worked in Sudan on a rotational basis, primarily from Canada, and wished to continue to be able to work in this fashion. Many of those who were on expatriate status in Sudan indicated a desire to remain on an international assignment.

✓As Sudan was the only international location where Talisman maintained a rotational schedule, we were unable to provide an alternate assignment location. For those on expatriate assignment, we looked at the staffing requirements in each country in which we operate, to see if their skills could be matched with the requirements of our other international locations.

✓Twenty-five of 70, or 36%, of Talisman's Sudan-based employees, contractors or term employees were retained by the Company following the sale of our indirect interest in Sudan.

✓Of the 28 permanent employees assigned to Sudan on a rotational or resident basis, 12 were repatriated to their home country, one retired, one resigned, nine were transferred to other international sites (one each to Qatar, Malaysia, Indonesia, and Vietnam, two to the United States, and three to the UK) and five had their employment terminated.

✓Of the 11 contract employees, all but one had their contracts terminated (a security consultant continued with Talisman on a new contract).

✓Of the 31 'term' or non-permanent employees, one remains in Sudan and two were redeployed to Indonesia, while the other 28 were released.

"I appreciate the report. It was detailed enough to give a sense of your actions and short enough to read."
Canadian stakeholder feedback received in 2003

Co-op and Summer Student Recruiting

✓ Talisman hires students for a variety of positions year round and we prefer to hire former Talisman students for new graduate positions.

✓ Representatives of our Human Resources and hiring departments attend career fairs at universities across Western Canada each fall including the universities of Alberta, Calgary and Regina. This allows us to inform students about Talisman as an employer of choice, while creating a first point of contact for potential candidates.

✓ In 2003, Talisman hired 125 cooperative education and summer students with geo-science, engineering, commerce and general backgrounds for our Canadian operations.

✓ In the UK, Talisman participates in the UK Offshore Operators Association (UKOOA) Graduate Attractiveness Program. Through the program, Talisman supports the Opportunities Exhibition Trailer, a vehicle used to inform university students about the oil and gas industry. The trailer provides a venue for recent graduates now working in the industry to discuss personal experiences with students considering similar careers. Last year, the trailer visited close to 40 universities.

✓ Talisman (UK) traditionally hires placement students for one-year programs. Many have received permanent employment offers upon completion of their schooling.

✓ In 2003, Talisman (UK) continued its sponsorship of an industry program managed by Cogent, which provides common training for all oil and gas industry technician trainees and consists of two years of academic work at college and two years 'on the job' experience. In June 2003, Talisman's trainees began the 'on the job' component of their training. Students were assigned to platforms depending on need. Five Talisman trainees gained first-hand experience at our Flotta, Piper and Clyde facilities. In early 2004, Talisman took on six more students at Flotta, Clyde, Piper and Tartan.

Voluntary Staff Turnover

✓ Historically, Talisman has had low voluntary turnover rates. This trend continued in 2003, where our global voluntary turnover rate was 4%. In comparison, the industry average for Canada was 12.5% in 2002. To recognize the commitment and loyalty of Talisman staff, we provide a Service Award Program to commemorate three, five, 10, 15, 20 and 25-year service anniversaries.

Jim Cooper Got Hands on and Chest Deep Experience at Talisman

When I decided to work for Talisman as an engineering co-op student, I knew there would be exciting opportunities, but never in my wildest dreams could I have imagined helping construct a 1,200-metre pipeline by hand in muskeg with water up to my chest in some places. But that's exactly what I did while working at Talisman in July 2003.

I had heard from friends that Talisman was a great company to work for because of the various work experiences available, opportunities to advance within the Company and great people to learn from. Within a few weeks, I found out for myself how great those experiences would be.

While working in Lac La Biche, Alberta, I was involved in a pipeline project that got me "hands on" and "chest deep" experience in construction of a temporary above ground pipeline. It was great because of the challenges involved, including helicopter-only access during the summer construction season for people and construction materials.

I also assisted in production tracking and payouts, pipeline corrosion control and mitigation, facility and pipeline application audit files and regulatory applications and wellbore optimizations and recompletions – pretty technical work that increased my interests in engineering because of the many open-ended challenges we encountered.

I had a lot of great experiences in Lac La Biche – experiences I am looking forward to building on again in the summer of 2004 while working with Talisman's Chauvin engineering group.

Jim Cooper



Health, Safety and Environmental Performance

Key Performance Indicator Description	GRI Indicator Number	Areas Reported On	2002	2003
Lost time injury frequency (200,000 hours)	LA7	Global	0.78	0.49
Recycled operational waste	EN11	United Kingdom	55%	54%
Oil discharged in produced water (ppm)	EN12	United Kingdom Malaysia	25.1 8.9	20.4 20.8
Spill frequency (number/mmboe)	EN13	Canada United Kingdom Malaysia	1.00 0.89 –	1.18 1.21 0.36
Average spill size (barrels)	EN13	Canada United Kingdom Malaysia	97.3 0.9 –	53.7 5.7 200.3
Significant health, safety and environmental incidents/accidents	EN16	Global	Not reported in 2002.	See page 28 of 2003 Report.
Renewable energy and increased energy efficiency initiatives	EN17	Canada United Kingdom	See page 31 of 2002 Report.	See page 39 of 2002 Report.
Activities and operations in protected or sensitive areas	EN25	Global	See pages 23 and 24 of 2002 Report.	See page 29-31 of 2003 Report.
Production energy intensity (mmBtu/boe)		Canada United Kingdom	0.243 (2001) 0.372 (2001)	0.237 (2002) 0.458 (2002)
Production carbon intensity (tons CO_2E/boe)		Canada United Kingdom	0.027 (2001) 0.025 (2001)	0.026 (2002) 0.031 (2002)
Reclamation and remediation expenditures ($/boe)		Canada	0.20	0.19
Waste intensity (tons/mmboe)		Canada	84.0	81.4

"By including only a limited number of indicators, the reader does not have a full understanding of the Company's health and safety performance." **Stratos Inc.'s assessment of Talisman's 2002 Corporate Responsibility Report**

Health, Safety and Environmental Management Systems and Audits

Commitment

We are committed to three fundamental principles: providing safe and healthy operations, continuous improvement of our environmental performance and respecting the interests of neighbours and other stakeholders. The Talisman Health, Safety and Environmental (HSE) Policy can be viewed on our website at www.talisman-energy.com.

Health, Safety and Environmental Management Framework

✓ We maintain an integrated health, safety and environmental management framework and processes to promote healthy, safe and environmentally sound behavior and performance. We audit our operations periodically to demonstrate compliance and support continuous improvement.

Talisman's Health, Safety and Environmental Management Framework

- Monitor, measure and communicate performance
- Reinforce positive results
- Agree and implement necessary improvements
- Adjust objectives, standards and resources accordingly

- Communicate management commitment and demonstrate leadership
- Establish high-level policy direction and performance expectations
- Establish broad organizational framework and accountability



POLICY
IMPROVEMENT
PLANNING
PERFORMANCE REVIEW
IMPLEMENTATION

- Set annual objectives, plans and budgets
- Establish and communicate performance standards
- Provide adequate financial, human and technical resources
- Clarify roles, responsibilities and accountability
- Provide relevant training and assess competence

- Identify, understand and properly manage significant risks and issues
- Understand and communicate regulatory compliance requirements
- Comply with internal performance standards and regulatory requirements
- Promptly communicate significant incidents and non-compliance
- Respond effectively to all emergencies
- Keep adequate documentation and records

✓ To achieve our HSE objectives in a structured way, we employ a high-level framework for HSE performance management wherever we have operating control. This framework derives from a basic quality model, driven by key management processes.

✓ Internal guidance documents (standards and plans), programs, activities and service arrangements support the implementation of these management processes. Our regional operations are empowered to organize their HSE programs and systems in ways that are locally meaningful and address their unique risks and priorities.

✓ In 2003, new comprehensive HSE practices and procedures were implemented in Malaysia in parallel with the commissioning of the expanded PM-3 offshore production operations. New practices and procedures include environmental planning requirements, effluent and waste management, chemical handling, a new safe work permitting procedure, confined space entry and isolation practices.

✓ In Canada, Talisman has been recognized as a "Platinum-Level" participant in the CAPP HSE Stewardship Program.

✓ The UK environmental management system (EMS) was independently audited in 2003 to assess its consistency with ISO 14001 requirements. ISO 14001 is an internationally recognized standard that helps organizations of all sizes manage, measure, and audit environmental performance. The audit demonstrated that the UK EMS is consistent with some of the ISO 14001 requirements, but areas for improvement were identified. Talisman (UK) has taken steps to address some of the gaps.

Audits and Due Diligence

✓ We conduct environmental audits periodically at all our operated facilities to assess compliance with Company standards and regulatory requirements and as a basis for continuous improvement.

✓ In 2003, environmental audits were completed at our Inga, Carlyle, Warburg and Grande Prairie facilities in Canada and at all of Talisman (UK) platforms and onshore terminals. All of these audits included external auditors. In 2002, audits were completed at our facilities of Edson, Lac La Biche and Shaunavon in Canada and at all Talisman (UK) platforms and onshore terminals.

✓ Environmental due diligence was completed in support of Talisman's mid-year acquisition of Vista Midstream Solutions Ltd. in Canada with a focus on environmental liabilities.

✓ HSE and Assurance (HSEA) due diligence was completed in support of the planned acquisition of the Gyda platform in Norway with a focus on facility integrity.

Occupational Health and Safety

Commitment

At Talisman, we strive to create a working environment where accidents do not occur and in which employees, contractors and the public are not exposed to health and safety hazards.

✓ Where we have operating control, we have developed and implemented written standards, practices and plans to communicate Talisman's expectations and guide our operational safety and loss control activities. We employ safe systems of work, conduct regular loss control inspections of our facilities and have well-developed incident reporting and emergency response systems globally. We emphasize training and competency within our workforce and promote communication on safety and loss control through regular safety meetings, work permitting processes and internal reporting. New hires and contract personnel are subject to mandatory safety orientation prior to commencing work. Our safety and loss control programs are audited regularly.

Our Health and Safety Program in Action

✓ Screening-level NORM (naturally occurring radioactive material) surveys continued across Canadian operations in 2003, with no related occupational risks identified. In the few locations where NORM was detected, levels were well within accepted occupational exposure limits.

✓ Training in hydrogen sulphide health effects and medical assessment and treatment protocols was delivered in May 2003 to paramedics, police and firefighters in Ontario who could potentially be called upon to respond to emergencies involving our Ontario operations.

✓ Nineteen of Talisman's 21 gas processing plants in Canada were recognized for their positive long-term safety performance by the Canadian Gas Processors Association including a 20-year safety award for the Keystone gas plant.

✓ In Malaysia, pre-startup safety audits were completed for the PM-3 operations in October 2003 and a project safety review of the South Angsi field development concept was completed in November 2003.

✓ In Indonesia, 28 national field supervisors and superintendents completed a three-day safety management training workshop and annual facility loss prevention inspections were completed.

✓ In December 2003, the Tanjung Joint Operating Body (JOB) in Indonesia received a "Gold Award" from Pertamina (the Indonesian state oil company) in recognition of sound operational HSE performance. Presented every two years, the award recognizes excellence in such areas as HSE leadership, training, awareness and competency and environmental conservation. The Tanjung JOB was the only upstream business in Indonesia to receive this award in 2003.

"Environmental performance in areas other than Canada and the United Kingdom."

United Kingdom stakeholder feedback on potential reporting expansion in future years (received in 2003)

✓In 2003, the health and business risks associated with Severe Acute Respiratory Syndrome (SARS) were promptly assessed and appropriate control and contingency measures were implemented globally. Travel prohibitions to Hong Kong, China and Singapore were instituted, employee awareness bulletins focusing on identification, prevention and control were issued and staged evacuation and other contingency measures were put in place at our Southeast Asia operations.

✓In 2003, Talisman (UK) completed the implementation of a new risk-assessment system called Radar, for application at all its North Sea platforms and its two on-shore installations at Nigg and Flotta. Radar work assessments support the Permit to Work system, which is fundamental to managing offshore risk, including welding, grinding or putting up scaffolding. The system is equally useful in planning and assessing the risks associated with on-shore activities such as construction.

Serious Workplace Incidents

At Talisman, we strive to create a working environment where incidents do not occur and in which employees, contractors and the public are not exposed to health and safety hazards. Unfortunately, health and safety incidents do occasionally occur.

✓In 2003, two contractors were fatally injured, one while working at a Talisman drilling location in northeast British Columbia and the other on a vessel under the control of a third-party at our PM-3 offshore project in Malaysia. Also, two contractors and a Talisman site representative were injured during a well blowout at a Talisman-operated site in northeast Alberta. All three were treated for minor injuries and released.

✓Talisman and its contractors thoroughly investigate all incidents such as these when they occur and implement corrective measures if necessary to avoid similar circumstances in the future.

Lost Time Injury Frequency

(number of lost time injuries per 200,000 exposure hours)[1]

	2001	2002	2003
	0.54	0.78	0.49

1 *The input data for the Global Aggregate LTIF includes employee incident and exposure hours from all our operations, plus contractor data for our UK and Indonesian operations.*

Skipper Gets Talisman Aid on Lake Erie

When the captain of a Lake Erie commercial fishing boat suffered a heart attack in September 2003, Talisman employees working on a nearby dive boat used to service offshore gas wells provided medical assistance minutes after they received a general distress call for medical help.

As Rod Minor, captain, radioed the Canadian Coast Guard station in Sarnia to say they were on their way to assist, Chris Campbell, Diver Medical Technician consulted with Talisman's on-call physician, Dr. George Harpur, in Tobermory. Within 20 minutes, Talisman employees were on the scene, the heart attack was confirmed, oxygen administered and assistance rendered to the disabled captain. A little over half an hour later, a US coast guard helicopter was hovering over the scene. A basket was used to hoist the patient aboard and the medivac helicopter flew him to a local hospital where he was treated and released.



A US Coast Guard helicopter lifts the captain of a Lake Erie fishing tug, off the deck of one of Talisman's dive boats.



Jim Hales, Chairman of Talisman's Health Promotion Forum, Roger Black, former Olympic medallist and Paul Blakeley, Vice President, Talisman (UK) proudly display a Silver Award from Scotland's Health at Work scheme in April 2003.

Employee Health and Wellness

✓Our employee wellness programs encompass pre-hire health assessment, long-term health surveillance, global health risk management, workplace health hazard assessment and control, managed rehabilitative care and employee and family assistance programs. We are proactive on workplace ergonomics issues and maintain emergency medical support systems for our personnel on international assignment.

✓In February 2003, Talisman (UK) received a Silver Award from Scotland's Health at Work (SHAW) scheme, recognizing Talisman (UK)'s head office operations for promoting a healthy lifestyle amongst its workers. SHAW is a national award scheme which recognizes employers who demonstrate significant commitment to improving the health and productivity of their workforce.

Employee and Family Assistance Program

✓Talisman's Employee and Family Assistance Program is available to Canadian employees globally and Talisman (UK) employees, providing confidential professional counseling services to help address significant personal concerns and issues affecting employees at home and in the workplace.

Project Planning and Environmental Protection

Commitment

Wherever we operate, we endeavour to understand local environmental sensitivities and plan our activities accordingly. This demands careful attention to environmental issues and impacts in order to minimize the Company's environmental footprint.

✓Seismic, construction and drilling projects worldwide are supported by environmental planning to identify environmental risks and implement strategies to reduce potential impacts. This may involve baseline environmental studies, formal or informal environmental impact assessments and attendant protection plans, depending on the local environmental setting and sensitivities.

An Update on Talisman's Activities Onshore Trinidad

✓In July 2003, Talisman (Trinidad) Petroleum Ltd. and our coventurer led members of Trinidad's Environmental Management Authority (EMA) and the Ministry of Energy and Forestry on a trip through the Eastern Block in Trinidad to assess our work in the area. During that visit, participants witnessed our efforts to minimize our environmental footprint and assessed previously cut seismic lines, vegetation regrowth and observed two seismic charge detonations. Talisman also provided the environmental representatives with a video of our seismic activity in the area and progress made in the Eastern Block.

✓On October 31, 2003, Talisman received a Certificate of Environmental Clearance from the EMA to expand our low-impact seismic survey into the western edge of the 15,400-acre Nariva Swamp[3], a coastal wetland partially encompassed by Talisman's Eastern Block onshore Trinidad.

✓Though only a small part of Talisman's seismic operations were planned for in the Nariva Swamp, Talisman engaged in extensive stakeholder consultation including informing landowners, farmers and residents of our activities and a comprehensive environmental and social impact assessment.

3 *The area was nominated as a "Wetland of International Importance" in 1993 under the Ramsar Convention of Wetlands (Ramsar, Iran, 1971). For more information, visit www.ramsar.org*



Talisman hosted or actively participated in 18 open houses in Canada in support of specific projects or community appreciation events, which were attended by approximately 3,500 people.


TALISMAN

Surveys, Assessments and Studies

✓Surveys of rare plants and other site assessment activities were completed in support of drilling access planning at Callum Creek in the North Porcupine Hills of Alberta.

✓Caribou protection plans were developed in support of winter exploration and development activity within defined Caribou Management Areas in Alberta. These plans specify environmental protection measures such as limits on the extent and configuration of clearing, schedules for activities, access control and coordination. By following these plans closely, we limit our impact on local caribou populations.

✓A preliminary environmental study of Block 10 offshore Qatar was completed in support of future operational planning. The study concluded that there are no unique or otherwise sensitive environmental features within the block.

✓In the UK, 18 project-related environmental assessments were completed: 14 in support of proposed offshore drilling operations, two in support of offshore pipeline operations and two for workover activities.

✓In 2003, a two-year independent, retrospective environmental impact assessment was completed on our gas operations on Lake Erie. The study looked at waste management (including drilling mud and cuttings) and related biological effects, well abandonment and pipeline decommissioning, well and pipeline integrity, spill history, and spill response capability. Results demonstrate that Talisman's offshore gas exploration and production activities have had no significant, measurable impact on the Lake Erie ecosystem.

✓We also engage in collaborative planning practices in an effort to reduce the environmental impact of oil and gas activities. For example, in the environmentally sensitive eastern slopes of the Rocky Mountains, Talisman currently represents the Canadian Association of Petroleum Producers (CAPP) on environmental policy and planning initiatives relating to regional natural gas development. These include the development of coordination and control mechanisms for future access development (by the oil, gas and forestry industries) and the development of cumulative environmental effects modeling as a tool in regional land use planning. We also participate on the Alberta Government's Grizzly Bear and Caribou Recovery Teams, providing science-based, strategic advice to the provincial Endangered Species Conservation Committee.

Project Implementation

✓Construction projects are carefully planned and we employ several routine practices to reduce environmental impact. Onshore, these include minimizing the size of areas to be cleared or otherwise disturbed, salvaging topsoil for eventual use in site reclamation and properly controlling runoff and erosion. Efforts are made to avoid sensitive environmental features through routing and schedule adjustments and the use of directional drilling techniques. In some cases, wells can be drilled from common pads to minimize the environmental footprint in a given area and most pipeline stream crossings are drilled or bored. To assist in our monitoring efforts, environmental inspectors are hired to guide work in sensitive locations.

✓The $63 million Erith Pipeline Project, including dehydration facilities, was completed in November 2003, consistent with terms of the project environmental protection plan. Though the project involved several stream crossings and rough terrain, it was completed without serious environmental incident and full-time environmental inspectors were employed throughout the construction phase.

✓Talisman continued to develop oil reserves within the Ribstone-Edgerton Heritage Rangeland in 2003. Regulatory consultation and environmental planning of our activities in the area included a baseline sensitivities analysis and mapping, rare plant surveys and archeological investigations, access planning and pipeline routing to avoid sensitive features and drilling multiple wells from a common surface location to minimize the amount of ground disturbance.

✓Marine mammal protection measures were implemented in support of well abandonment programs in the North Sea in 2003, as this operation required the detonation of explosives at depth. Dedicated marine mammal observers logged over 400 hours of survey time during these operations, ensuring there were no whales, dolphins, or porpoises in the vicinity during the controlled detonations.

Environmental Remediation in Colombia

✓Talisman (Colombia) Oil and Gas Ltd. has been named as a defendant in a legal action along with our operating coventurer in the District of Acevedo, Colombia. The legal action seeks remediation for environmental impacts associated with lease and access road construction. Talisman has provided technical advice to the operator to effectively remediate the issues and, through the operator, is working closely with neighboring communities and local regulatory authorities to resolve this issue.



In September 2003, Talisman (UK) supported a Scottish Native Woods demonstration day at Braemar, Scotland to highlight work being done to protect the native juniper tree and reverse a decline in its numbers. Other participants included local landowners, farmers and community and statutory organizations.

Environmental Research and Related Contributions

✓ In Canada, Talisman indirectly supports a wide range of environmental research and development programs funded by industry levy and administered through the British Columbia Science and Community Environmental Knowledge Fund and the Canadian Association of Petroleum Producer's Environmental Research Advisory Committee.

✓ Talisman funded coldwater fisheries inventory work by the Alberta Conservation Association (ACA) in the Blackstone River drainage (Rocky Mountain Foothills), ACA's Foothills Model Forest Grizzly Bear Research Program, the Alberta Government's West Central and Boreal Caribou Research Programs and the Alberta Research Council's work on the use of native grass species for land surface reclamation.

✓ Talisman is also an ongoing supporter of the Alberta Ecotrust Foundation, which provides financial support for grassroots environmental projects by communities and organizations across Alberta.

Spill Response

✓ Our regional operations maintain spill contingency plans and have access (either directly or through contractual arrangements) to spill containment and cleanup equipment, trained personnel and other key resources.

✓ In 2003, spill-response guidance for the Company's operations in Ontario was completed and integrated within the new provincial emergency response-planning framework.

✓ In the UK, oil spill contingency plans for offshore sites were updated and improved and key offshore personnel completed oil spill response training using a computer-based package called "On-Scene Responder".

✓ Talisman (UK) continues to actively support the Hydrocarbon Leak Reduction Initiative, an industry-wide campaign to achieve substantial reductions in major and significant leaks offshore to water and atmosphere. Talisman achieved a significant reduction in reportable leaks in 2003 with only four reportable releases in 2003, compared to nine reportable releases in 2002.

✓ The majority of spills reported by Talisman (UK) operations in 2003 were attributable to produced water exceedances (oil concentrations greater than 100 mg/kg must be reported as spills in the UK). This contributed to the relatively low average spill size in the UK. The average spill volume for Talisman (UK)'s operations was 5.7 barrels, with the largest spill estimated to be 260 barrels in volume. Talisman worked with local stakeholders and governments to quickly and effectively mitigate the onshore impacts of this spill. Efforts to improve oil-water separation and ongoing spill prevention initiatives at the UK sites should result in reduced spill frequency.

Talisman Adds Extra Shine to Lighthouse Project

In 2003, the development of a key ecological project in the north of Scotland supported by Talisman (UK) was given a formal stamp of approval when Charles Kennedy, the local Member of Parliament and Leader of the Liberal Democrats, officially opened a recent expansion of the University of Aberdeen's Lighthouse Field Station in Cromarty.

The field station, which is best known for its internationally-acclaimed studies of the Moray Firth's bottlenose dolphin population, also conducts long-term ecological studies of harbour seals and seabirds. International recognition of these studies now brings visiting researchers from many overseas countries. The Company helped refurbish an adjacent building, which now accommodates new marine research facilities.

"As active operators in the Moray Firth, we remain extremely sensitive to the ecological importance of the area and recognize the hugely important work undertaken through the project," said Talisman (UK)'s Environment Manager, Jan Rusin.



Talisman continued its partnership with the University of Aberdeen in 2003 when we provided support for the development of research and teaching facilities at the Lighthouse Field Station in Cromarty.

"I very much like the balance."
Stakeholder feedback received from the United States in 2003



Talisman (UK) continues to actively support the Hydrocarbon Leak Reduction Initiative, an industry-wide campaign to substantially reduce offshore hydrocarbon releases to water and atmosphere.

✓Talisman Malaysia completed the development and implementation of a new oil spill contingency plan in 2003. This plan covers offshore production operations as well as ongoing exploration and development drilling operations. Training was also completed in oil spill response, as part of an overall program in support of a new emergency response framework for the PM-3 project.

✓Two large drilling mud spills contributed to a relatively large average spill size in Malaysia in 2003.

✓In February 2003, following a wellhead check valve failure, about 20 cubic metres of produced fluid (97% water cut) spilled at Talisman's Turner Valley Anglo 3 wellsite immediately adjacent to the Highwood River, south of Longview, Alberta. Within 12 hours of the release, spill response teams recovered all spilled fluids. The Alberta Energy and Utilities Board commended the Company for its prompt and effective response to the spill. Corrective measures have been implemented to ensure this does not happen again here, or elsewhere in Talisman's operations.

✓Average Oil Content of Produced Water Discharged to the Sea (ppm)[1]

	2001	2002	2003
United Kingdom	26.1[2]	25.1[2]	20.4
Malaysia	–	8.9	20.8

1 *Statutory limit is 40 ppm.*
2 *Following review, figures for average oil content of produced water in the UK for 2001 and 2002 have been revised as above. This revision did not affect the accuracy of UK statutory reporting.*

✓Spill Frequency (number/mmboe)	2001	2002	2003
Canada (Reportable Spills)[1]	0.37	1.00	1.18
UK (Reportable Spills to Sea)	0.55	0.89	1.21
Malaysia (Reportable Spills to Sea)	–	–	0.36

✓Average Spill Size (barrels)	2001	2002	2003
Canada	72.8	97.3	53.7
UK	0.7	0.9	5.7
Malaysia	–	–	200.3

1 *Includes oil, emulsion, produced water and other reportable spills as defined by local jurisdictions.*

Talisman supports a wide range of environmental and development programs including the Alberta Ecotrust Foundation, which provides financial support for grassroots environmental research.



Waste Management

Commitment

Wherever we operate, we manage wastes carefully to avoid contamination of soil, groundwater and freshwater and marine ecosystems. Our approach involves proper handling and interim storage, manifesting, recycle and reuse where feasible and appropriate final disposal commensurate with the nature of the waste material.

Waste Management Initiatives

✓ Several waste management contractors used by Talisman in Canada were assessed in 2003. These assessments focused on regulatory compliance, adequacy of operating practices and consistency with Company expectations.

✓ Waste management practices at the Flotta marine terminal were audited in 2003 in an effort to identify how waste handling and management could be be improved. Improved waste segregation practices were implemented at the Nigg and Flotta terminals.

✓ Talisman (UK) continues to progress facilities' modifications to improve the separation of oil and produced water prior to produced water discharge from the offshore production sites. A new chemical treatment program at Piper resulted in a 50% reduction in the amount of oil in the produced water discharged from that site.

✓ Canadian Reclamation and Remediation Expenditures ($/boe)[1]

	2001	2002	2003
	0.16	0.20	0.19

1 *Includes wellsite reclamation and all contaminated site assessment and remediation work.*

Waste Intensity, Canadian Operations[1]
(tons per mmboe)


141.7
84.0
81.4
01
02
03

1 Data are for production operations in Alberta, representing approximately 75% of Canadian production.

Waste Recycle, UK Operations[1]
(%)


48
55
54
01
02
03

1 Calculation does not include bulk liquids.

Wellsite Reclamation and Contaminated Site Remediation

✓ Talisman spent approximately $10 million on wellsite abandonment and land surface reclamation last year in Western Canada. Approximately 170 inactive wells were abandoned in Canada and eight offshore wells were abandoned in the North Sea in 2003. To put these numbers in context, Talisman's current gross producing well counts in North America and the North Sea are 9,733 and 327, respectively.

✓ In 2003, Talisman continued to assess and remediate historic soil and groundwater contamination at our older acquired fields, particularly in Turner Valley. In Canada, we spent over $25 million on this activity over the last three years. Work includes an ongoing voluntary program to assess and reclaim all of our decommissioned earthen flare pits in Western Canada. To date, about 350 of 520 pits have been fully reclaimed.

✓ The Diamond Valley Soil Treatment Facility, located in the Turner Valley field treated approximately 10,000 tonnes of contaminated soil in 2003, to be used as clean backfill in ongoing remediation projects in the area. The treatment facility plays an important role in minimizing the amount of contaminated soil disposed to landfill.

"Talisman scores at or above both the oil and gas sector and survey averages for the criteria related to energy use, effluent and spills and greenhouse gas emission." **Stratos Inc.'s assessment of Talisman's 2002 Corporate Responsibility Report**

Energy Efficiency and Emissions[4]

Commitment

We support sensible, economic measures that will improve our energy efficiency and reduce emissions on a unit of production basis.

✓ Production Carbon Intensity (PCI) and Production Energy Intensity (PEI) are useful aggregate indicators of greenhouse gas emissions and energy efficiency. PCI is a measure of the amount of CO_2, N_2O and CH_4 (expressed as CO_2 equivalents) emitted per unit of production. PEI is a measure of the amount of energy consumed per unit of production. Both of these metrics normalize for production growth and facilitate direct comparisons of performance over time.

✓ Achieving consistent improvement in PEI and PCI is a significant challenge as declining reservoir pressures and increased formation water handling contribute significantly to incremental energy demand.

✓ Talisman's Canadian greenhouse gas emissions are calculated using the Detailed Emissions Calculation Method (DECM) established by the Canadian Association of Petroleum Producers. Records including monthly production volumes, fuel and electrical consumption, and flared and vented volumes for individual facilities across Canadian operations are loaded into a data management system to facilitate these calculations.



In 2003, Talisman's Board of Directors approved the construction of a gas-fired cogeneration facility at the Edson, Alberta gas plant pictured above.

4 This report includes information on our 2002 greenhouse gas emissions performance as 2003 data was not available at time of publication.

✓ Improvements continue to be made to ensure that our greenhouse emissions data are accurate and verifiable. Safeguards have been implemented in the data upload process and in the energy data management system itself to ensure greater data integrity. These include a system of examining trends and discrepancies and a comparison of fuel consumption volumes to the theoretical data associated with the equipment. In 2001, we modified our methodology for calculating PCI and PEI to better reflect current industry practice.

✓ In Canada, the Company's Production Carbon Intensity improved by 5% in 2002 over 2001 levels, due to gas conservation projects, reductions in flaring and venting and changes in our production activities.

✓ Talisman (UK) has carried out reviews of energy use and carbon emissions data and related calculation and aggregation techniques in the course of preparing for new regulatory requirements including Integrated Pollution Prevention and Control (IPPC) and the forthcoming EU Emissions Trading Scheme. These reviews have significantly improved the accuracy of the methods used and resulted in revisions to some of the data for energy use and carbon emissions, which underlie the PCI and PEI Indices. Talisman (UK) is therefore restating PCI and PEI figures for 2000 and 2001, and aims to continue to improve data measurement and reporting techniques to meet increasing external requirements. Substantial increases in diesel consumption and flaring contributed to increased PEI and PCI in the United Kingdom in 2002.

Energy Conservation Initiatives

✓ In Alberta, Talisman's gas conservation ratio increased from 95.1 to 95.4% in 2002 as a result of flare and vent gas conservation initiatives. The provincial industry average was 94.7%.

✓ In 2003, Talisman's Board of Directors approved the construction of a gas-fired cogeneration facility at the Edson gas plant in Alberta. This facility will produce utility steam for the gas plant and electrical power very efficiently, contributing to further improvements in aggregate PEI when the facility comes on stream in 2005. See story on page 39 for more.

✓ Talisman is co-sponsoring engineering and environmental studies in support of the potential Beatrice Windfarm Project in the Moray Firth, off the coast of Scotland. Consistent with the UK Government's stated commitment to renewable generation capacity, the Beatrice Windfarm Project (as presently envisaged) could generate as much as 1,000 megawatts from up to 200 turbine units deployed in the vicinity of Talisman's Beatrice oil field. Current studies are focused on assessing the feasibility of the project and on the preliminary design of two demonstrator turbine installations. For more, see page 39.

"Energy conservation and air emissions."

Canadian stakeholder feedback on potential reporting expansion in future years (received in 2003)

Voluntary Reporting Programs

✓Talisman has participated in the Voluntary Challenge and Registry (VCR) since 1994, and achieved Gold Champion-Level Reporter status for our most recent submission (2002) after two years at the Silver Level. To qualify for Gold status, one requirement of reporting companies is to reduce current emissions or emissions intensity to levels below their base year (1994 in Talisman's case). Additional information regarding our Canadian energy efficiency and emission reduction initiatives can be found in our annual reports to the VCR available online at www.vcr-mvr.ca.

Kyoto Protocol

✓In Canada, the federal government continues with policy development and implementation planning consistent with its 2002 "Climate Change Plan for Canada". Framework enabling legislation could be introduced as early as the fall of 2004. The principle negotiating forum for the upstream oil and gas sector is the CAPP Climate Change Working Group (CCWG). Priority matters currently before the CCWG include critical review of the government's business-as-usual emission intensity projections, design and allocation of Large Final Emitter emission targets, ensuring flexibility with respect to compliance options and harmonization of federal and provincial reporting and verification requirements.

✓With respect to the UK, the European Union (EU) Directive establishing the EU Emission Trading Scheme (ETS) was adopted in October 2003. The UK Government issued a draft National Allocation Plan (NAP) in January 2004, for broad consultation. The ETS is a cap-and-trade system. The draft NAP proposes an overall CO_2E emissions cap for specified industrial sectors in the UK and provides an early indication of the number of permits to be allocated to individual installations. The first phase of the EU ETS is to commence in 2005. Talisman continues to participate in industry-government consultations on the ETS through the UK Offshore Operators Association.

We remain concerned that there will be significant incremental challenges and costs associated with meeting commitments under the Kyoto Protocol, with no clear assurance of commensurate environmental benefits globally.

Environmental Monitoring

✓Process and ambient monitoring is undertaken at larger, more complex facilities consistent with regulatory obligations and terms of the relevant operating permits and licences. Monitoring data is scrutinized to confirm our continued compliance with process limits and ambient environmental standards. Recent modifications at our Edson gas plant, for example, should result in significantly improved sulphur recovery. From this point forward, we expect to reduce sulphur dioxide emissions by approximately 24%.

✓Talisman also directly funds cooperative regional air quality monitoring programs in the West Central Regional Airshed, the Peace Regional Airshed and the Parkland Regional Airshed, in Canada.

Production Carbon Intensity (PCI) and Production Energy Intensity (PEI), Canada

	2000	2001	2002
✓PCI (tons CO_2E/boe)	0.030	0.027	0.026
✓PEI (mmBtu/boe)	0.251	0.243	0.237

Production Carbon Intensity (PCI) and Production Energy Intensity (PEI), UK

	2000	2001	2002
PCI (tons CO_2E/boe)	0.022	0.025	0.031
PEI (mmBtu/boe)	0.328	0.372	0.458

Economic Performance

Financial and Operating Statistics

The financial and operating information presented in the table below (with the exception of Employee Remuneration and Community Contributions) has been extracted from the audited financial statements of Talisman Energy Inc. for the year ended December 31, 2003. The auditors opinion on the financial statements is set out in its report to shareholders dated February 27, 2004 contained in Talisman's annual report. See Talisman's 2003 Annual Report for a more detailed presentation of our financial results.

Talisman's net income for the year was $1 billion or $7.65 per share. During 2003, the Company generated $2.7 billion in cash flow ($21.21 per share), which was used to fund $2.2 billion of exploration and development expenditures. The Company also paid dividends of $90 million ($0.70 per share) to common shareholders during the year.

Exploration and Development Expenditures

Talisman's exploration and development expenditures were $2.2 billion in 2003. North America accounted for $1.1 billion of the year's capital

Financial and Operating Statistics
(millions of dollars unless otherwise stated)

	Production (mboe/d)		Gross Sales Revenue [1]		Exploration & Development Expenditures		✓ Employee Remuneration	
	2003	2002	2003	2002	2003	2002	2003 [3]	2002
Canada	193.5	199	2,526	2,008	1,047	792	187	112
US	10.0	0.4	177	6	62	30	1	–
North America	203.5	199.4	2,703	2,014	1,109	822	188	112
United Kingdom	126.7	145.6	1,678	1,945	481	417	40	32
Norway	2.8	–	37	–	12	–	4	–
Netherlands	1.8	2.2	23	26	3	14	0.5	–
North Sea	131.3	147.8	1,738	1,971	496	431	45	32
Indonesia	34.4	32.6	417	408	26	73	2	10
Malaysia	9.0	5.1	125	71	275	190	14	12
Vietnam	0.5	0.5	14	7	15	6	–	–
Southeast Asia	43.9	38.2	556	486	316	269	16	22
Algeria	6.6	–	89	–	34	107	–	–
Sudan	13.0	60	209	828	2	98	–	10
Trinidad	–	–	–	–	130	78	–	–
Colombia	–	–	–	–	21	21	–	–
Qatar	–	–	–	–	4	–	–	–
Other [2]	–	–	–	–	68	22	–	–
Rest of world	–	–	–	–	223	121	–	–
Total company	398.3	445.4	5,295	5,299	2,180	1,848	249	176

1 *Gross sales revenue from oil, natural gas and natural gas liquids before royalties.*
2 *The majority of E&D expenditures in Other relates to Frontier North America and unallocated head office exploration costs.*
3 *For Indonesia, Sudan, Trinidad and Qatar, expatriate remuneration is included in the home country totals for 2003, resulting in significant change from 2002. Where remuneration is not reported, contractors are compensated through third parties.*

expenditures. The Company's North Sea operations spent $496 million on exploration and development. The Malaysian and Vietnam capital spending primarily related to the Company's offshore development project that straddles the border of the two countries which came on stream in 2003. An offshore development in Trinidad, which is scheduled to startup in 2005, accounts for the majority of Talisman's spending in that country. Examples of capital spending include drilling oil and natural gas wells, land purchases, the expansion or building of infrastructure facilities such as pipelines, pumping stations and offshore production platforms.

Remuneration

✓Talisman also contributes to the communities in which it works through employee remuneration including salary, benefits and bonuses (see page 22 for more information). Total remuneration provided to permanent employees in 2003 was approximately $250 million.

Community Contributions

✓Talisman maintains a corporate contributions program focused in the areas of health and welfare, education, the arts, the environment and community causes. As previously described on page 16, the Company contributed approximately $5.1 million to several hundred community projects across our global operations.

Operating Statistics

(millions of dollars unless otherwise stated)

	Fiscal Contributions to Host Governments						✓Community Contributions	
	Royalties[1]		Taxes[2]		Total			
	2003	2002	2003	2002	2003	2002	2003	2002
Canada	562	372	18	(21)	580	351	1.60	1.26
US	25	1	3	1	28	2	0.05	–
North America	587	373	21	(20)	608	353	1.65	1.26
United Kingdom	8	96	167	220	175	316	0.66	0.80
Norway	–	–	(6)	–	(6)	–	–	–
Netherlands	–	–	7	–	7	–	–	–
North Sea	8	96	168	220	176	316	0.66	0.80
Indonesia	113	107	83	76	196	183	0.75	0.61
Malaysia	40	22	1	2	41	24	0.01	0.02[4]
Vietnam	3	1	3	1	6	2	0.01	–
Southeast Asia	156	130	87	79	243	209	0.77	0.63
Algeria	46	–	–	–	46	–	0.09	–
Sudan	97	328	17	68	114	396	1.49	6.62
Trinidad	–	–	–	–	–	–	0.27	0.08
Colombia	–	–	–	–	–	–	0.11	0.34
Qatar	–	–	–	–	–	–	–	–
Other[3]	–	–	8	3	8	3	–	–
Rest of world	–	–	8	3	8	3	0.38	0.42
Total company	894	927	301	350	1,195	1,277	5.04[5]	9.73

1 *Royalties represent cash payments, and in certain foreign operations, the entitlement of the respective governments to a portion of Talisman's share of production.*
2 *Current tax expense and current Production Revenue Taxes.*
3 *The majority of current tax expense in Other represents payment of Swedish taxes.*
4 *Total contributions in Malaysia and Vietnam were approximately $20,000 in 2002.*
5 *The discrepency between this total and the total on page 16 is due to rounding.*

"Public declaration of revenue payments by extractive companies is vital for the transparent and accountable management of those revenues in host countries. Thus, forward-looking companies can enhance their reputations and their long-term operating environment by actively disclosing their payments to states. Talisman's efforts in this direction are significant and in its own enlightened self-interest." ***Correspondence received from Global Witness in January 2004***

Stakeholder Benefits

(millions of dollars)	2003	2002
Exploration and development expenditures	2,180	1,848
Total remuneration to employees	249	176
Corporate community contributions	5	10
Dividend payments	90	80
Fiscal contributions to host governments	1,195	1,277
Total	3,719	3,391

Transparency

Talisman has been at the forefront of economic transparency since the release of our first corporate responsibility report for the year ended December 31, 2000. We believed then, as we do now, that an important first step in establishing greater economic transparency can be achieved through the public disclosure of revenue payments to host governments.

The importance of transparency has been clearly stated by the Publish What You Pay Coalition in their appeal statement, which calls for mandatory disclosure of payments to, and transactions with, governments by multinational natural resource companies, their subsidiaries and business partners. Additional information regarding the Publish What You Pay Coalition can be found online at www.publishwhatyoupay.org.



In 2003, Talisman's economic activity included exploration, land purchases and infrastructure expansion.

✓ In 2002, we included a breakdown of all fiscal contributions to host governments and confirmed our commitment to a global approach to economic transparency, even though fiscal contributions made to host governments can be structured in a number of ways, depending on the fiscal regime employed such as royalties and taxes or production volumes and production sharing agreements.

✓ In 2003, we endeavoured to improve upon our economic transparency disclosure. In this regard, we met with Global Witness, a non-governmental organization at the forefront of the transparency initiative, to explain our approach to fiscal transparency and to obtain their constructive feedback on our efforts.

Fiscal Contributions to Host Governments

During 2003, Talisman expensed royalties and current taxes of $1.2 billion. Not all of this expense represents cash payments to host governments. Under certain contractual terms, royalties and taxes represent the entitlement of the host government to a portion of Talisman's share of production. Talisman does not distinguish between cash payments and 'commodity-based payments' in determining the Company's total fiscal contribution to host governments. Talisman values these commodities at their respective market prices at the time of production. For more information, see the Financial and Operating statistics table on page 37.

With respect to other material payments ($1 million or greater), Talisman paid $2.7 million to the Government of Indonesia in accordance with the terms of a contract extension and $2.7 million to the Government of Qatar as a signing bonus.

"This report was appropriate in view of Talisman's particular international involvement."
Canadian stakeholder feedback received in 2003

Innovation Leading to Sustainable Value Creation

Our operations bring direct benefits to the communities in which we operate, including the creation of jobs, expansion of local infrastructure and support of community projects that create opportunities for a better future. As such, key stakeholder benefits related to our economic activity including capital spending, remuneration to employees, dividends paid to shareholders, taxes and corporate community contributions have been listed in the table entitled "Stakeholder Benefits".

At Talisman, acting responsibly also means finding ways of reducing our environmental impact, using industry best practice to extract oil from regions considered already exhausted or too costly and using new technologies and innovation to create economic benefit in all our operations. Here are a few examples.

Deep Water Windfarm Could Provide Economic Benefits

✓ In 2003, Talisman announced a plan to investigate the construction of a deep water Windfarm in conjunction with Scottish and Southern Electricity at a projected cost of about $2.3 billion at our Beatrice oil fields, located 120 kilometres northeast of Aberdeen, Scotland. The proposed project could generate enough energy to power a million average UK homes while extending the life of our Beatrice facility and adding value to the local economy.

✓ In support of the proposed Windfarm, the Scottish Executive and the Department of Trade and Industry (DTI) committed $1.3 million in research grants in 2003. These helped finance a number of studies, including the front-end engineering and design of a two turbine demonstrator project adjacent to the Beatrice platform and an operations and maintenance study for the potential deepwater development.

✓ Talisman expects to complete the two 4-megawatt demonstration units in the summer of 2006 as precursors for the larger project. If the demonstration units are successful, the Company sees the potential to move ahead with a massive project, including building up to 200 turbines linked to the Beatrice platform that could generate up to 1,000 megawatts.

The project is the largest renewable energy development in Scotland and could supply nearly 25% of the power needed to meet the Scottish Executives target of generating 40% of Scotland's electricity from renewables by 2020.

CO_2 Reductions Improve Bottom Line

✓ In 2003, Talisman approved the construction of a gas-fired cogeneration facility at our Edson, Alberta gas plant, the largest Talisman operated gas plant in Canada. When completed in 2005, the facility will produce environmentally friendly utility steam for use in the gas plant and additional electrical power to serve area homes. It should also further improve our aggregate PCI.

✓ Though capital costs associated with the project are about $21 million, Talisman expects to recover those costs through power sales over the next eight years. Further, based on a recent emission study, Talisman could realize a reduction of 104,000 tonnes of indirect CO_2 emissions (through increased boiler and power efficiency) annually.

Conserved Gas Provides Economic Boost at Talisman's Renwick Site

✓ An emphasis on conservation at Talisman's Renwick Battery site near Leamington, Ontario is producing greater volumes of natural gas and generating more money for the Company's bottom line.

✓ Gas was formerly a waste product that oil and gas producers burned off from many local oil wells. Today, this gas is conserved and can heat almost half of Leamington's 10,000 homes.

✓ Talisman has reduced the "flaring" of natural gas at its 26 oil well sites in Ontario, creating an increase in available gas produced locally, which is now piped directly into local pipelines. The Renwick site produces about one million cubic feet per day of natural gas and nearly 325 million cubic feet per year, as well as 10 cubic meters (63 barrels or 10,000 liters) of propane and butane mix per day.


ALISMAN

Scotland's First Minister, Jack McConnell MSP, (right) accompanied by Paul Blakeley, Vice President, Talisman (UK) was given special insight into life aboard Talisman (UK)'s Beatrice Alpha platform on the day he revealed Government support for the proposed windfarm development on the field.

Moving Forward




TALISMAN

Our corporate responsibility policies and practices have matured over the past four years, in parallel to the overall development of the corporate responsibility field. For example, the Voluntary Principles on Security and Human Rights are less than four years old. We have monitored this initiative as it has developed and have now incorporated the principles and recommendations found therein into our business practices, most notably in our revised Policy on Business Conduct and Ethics, which is our corporate responsibility framework.

Over this period of time, our corporate responsibility report has also matured, starting from a single country focused, social performance report to what is now a triple bottom line report of our global performance. Each year's report has expanded in scope and depth, to a point where we believe that we have developed a structure that can be consistently used in future years. This will allow for proper benchmarking and analysis of our corporate responsibility performance in the years to come.

Moving forward, we need to continue to ensure that our corporate responsibility program and our corporate responsibility reporting are aligned with our business objectives. As described in this report, we strongly believe in the business case for corporate responsibility and reporting. However, there is more work to be done to more precisely quantify the benefits of these activities to our business.

Our stakeholders have an important role in this process and can help us ensure that our programs and reporting practices remain relevant. To solicit your valuable input on how best to address these issues, we have included a comment card with this report. Let us know how you think we are doing as well as how you think we can improve. Filling out this card also provides you with the opportunity to have your opinion on our programs and performance presented in the next Talisman corporate responsibility report as an unedited stakeholder comment. By working together, we believe we can make a positive difference wherever we operate.

Glossary

Alberta Energy Utilities Board (AEUB): The Alberta Energy and Utilities Board (AEUB) is an independent, quasi-judicial agency of the Government of Alberta, which ensures that the discovery, development and delivery of Alberta's energy resources and utilities services takes place in a manner that is fair, responsible and in the public interest.

Boe: barrels of oil equivalent.

Canadian Association of Petroleum Producers: The Canadian Association of Petroleum Producers (CAPP) is the voice of the upstream oil and natural gas industry in Canada. CAPP represents 140 member companies who explore for, develop and produce more than 97% of Canada's natural gas, crude oil, oil sands and elemental sulphur.

Corporate Governance: Those structures and policies applicable to a Company, whether self-determined or regulated that define the relationship between all the stakeholders in a company. This includes shareholders, directors and management of a company as defined by the corporate charter, bylaws, formal policy and the rule of law.

Dollar or $: All dollar amounts are in Canadian currency unless otherwise stated.

Environmental Audit: Systematic, documented verification process of objectively obtaining and evaluating audit evidence to determine whether specified environmental activities, events, conditions, management systems or information about these matters conform with audit criteria and communicating the results of this process to the client.

Environmental Impact Assessment (EIA): Studies undertaken that superimpose a proposed projects' elements on the existing environment to determine the positive and negative impacts of a project and mitigative measures that can be used to enhance the positive impacts and reduce or eliminate to acceptable levels the negative impacts.

Global Compact: An initiative by Kofi Annan, Secretary General of the United Nations, to engage the private sector in helping address common issues of environmental protection, human rights and labour.

Global Reporting Initiative (GRI): The Global Reporting Initiative is a private initiative launched in 1997 by the Boston-based Coalition for Environmentally Responsible Economies (CERES) and the United Nations Environment Program. In 2000, the GRI published voluntary Sustainability Reporting Guidelines. The GRI has worked in cooperation with the Global Compact since 2002.

Kyoto Protocol: The Kyoto Protocol to the UN Framework Convention on Climate Change (UNFCCC) was adopted in Kyoto on December 11, 1997. It contains quantified greenhouse gas emission limitation and reduction commitments, expressed in CO_2 equivalent, for signatory countries.

Lost-Time Injuries: Injuries that result in workers being unable to report to their next work shift.

Non-Government Organization (NGO): Groups with mutual interests and objectives that are non-profit and independent of government.

Production Carbon Intensity (PCI): A measure of the amount of CO_2, N_2O and CH_4 (expressed as CO_2 equivalents) emitted per unit of production.

Production Energy Intensity (PEI): A measure of the amount of energy consumed per unit of production.

UKOOA: UK Offshore Operators Association.

Voluntary Challenge & Registry (VCR Inc.): VCR Inc. is a non-profit partnership between industry and governments across Canada, whose mission is to provide the means for promoting, assessing and recognizing the effectiveness of the voluntary approach in addressing climate change.

Voluntary Principles on Security and Human Rights: The Voluntary Principles on Security and Human Rights are designed to provide practical guidance that will strengthen human rights safeguards in company security arrangements in the extractive sector. The short-term goal of the Principles is to encourage companies to better understand the environment where they operate, improve relations with local communities through dialogue and uphold the rule of law. Their long-term goal is to create a better environment for sustainable economic investment and human rights. The Voluntary Principles were developed by the U.S. Department of State, the U.K. Foreign and Commonwealth Office, oil, mining and energy companies, together with human rights, labor and corporate responsibility groups. The Netherlands and Norway have joined the U.S. and UK in continuing the dialogue process.

Corporate Information

Board of Directors

Douglas D. Baldwin[2,3,4,6]
Calgary, Alberta
Chairman, Talisman Energy Inc.

James W. Buckee[2]
Calgary, Alberta
President and Chief Executive Officer
Talisman Energy Inc.

Kevin S. Dunne[3,5,6]
London, England
Corporate Director

Al L. Flood, C.M.[1,4]
Thornhill, Ontario
Corporate Director

Dale G. Parker[1,5]
Vancouver, British Columbia
Public Administration and Financial Institution Advisor

Roland Priddle[3,5]
Victoria, British Columbia
Consultant

Lawrence G. Tapp[3,4]
London, Ontario
Principal, Tapp Technologies

Stella M. Thompson[4,5]
Calgary, Alberta
Principal, Governace West Inc.
President, Stellar Energy Ltd.

Robert G. Welty[1,2]
Calgary, Alberta
Director and Chief Executive Officer,
Sterling Resources Ltd.

Charles W. Wilson[1,2,6]
Evergreen, Colorado
Corporate Director

1 *Member of Audit Committee*
2 *Member of Executive Committee*
3 *Member of Governance and Nominating Committee*
4 *Member of Management Succession and Compensation Committee*
5 *Member of Pension Funds Committee*
6 *Member of Reserves Committee*

Executive

James W. Buckee
President and Chief Executive Officer

Ronald J. Eckhardt
Executive Vice President, North American Operations

T. Nigel D. Hares
Executive Vice President, Frontier and International Operations

Joseph E. Horler
Executive Vice President, Marketing

Michael D. McDonald
Executive Vice President, Finance and Chief Financial Officer

Robert M. Redgate
Executive Vice President, Corporate Services

M. Jacqueline Sheppard
Executive Vice President, Corporate and Legal, and Corporate Secretary

John 't Hart
Executive Vice President, Exploration

Contact Us

For more information on this report or to provide additional feedback, contact the Manager of Corporate Responsibility and Government Affairs at:

Talisman Energy Inc.
3400, 888 - 3rd Street S.W.
Calgary, Alberta, Canada T2P 5C5
Telephone: (403) 237-1234
Facsimile: (403) 237-1902

Website

www.talisman-energy.com
E-mail: tlm@talisman-energy.com

Annual Meeting

Talisman Energy Inc.'s annual meeting of shareholders will be held at 10:30 a.m. on Tuesday, May 4, 2004 in the Exhibition Hall, North Building of the Telus Convention Center, 136 Eighth Avenue S.E., Calgary, Alberta. Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of the three available methods: (i) by telephone, (ii) by internet, or (iii) by signing and returning the form of proxy or voting instruction form mailed with this report.

"A corporate responsibility report should be printed on recycled paper, in order to demonstrate commitment to reducing waste and finding alternative resources." ***Canadian stakeholder feedback received in 2003***

Printed on recycled paper.

Creative Development by Rivard Communications Inc. Printed in Canada by Quebecor World Calgary.

Please fill in and return this comment card to tell us what you think about this report and our corporate responsibility initiatives.
No postage is required if you are mailing this card within Canada. If you live outside of Canada, please affix the appropriate postage before mailing.

1) Talisman's report was easy to read and understand.
☐ Strongly agree ☐ Disagree ☐ Agree ☐ Strongly Disagree

2) The report provided the right level of detail.
☐ Strongly agree ☐ Disagree ☐ Agree ☐ Strongly Disagree

3) I think the report is credible.
☐ Strongly agree ☐ Disagree ☐ Agree ☐ Strongly Disagree

4) The information that most interested me was:
a. ______
b. ______
c. ______

5) The information that least interested me was:
a. ______
b. ______
c. ______

6) How do you rate Talisman's corporate responsibility performance? Check (✓) the one description that best reflects your opinion in each performance area.

Performance Area	Worse than most companies	Below average	Above average	Better than most companies
Social	☐	☐	☐	☐
Environmental	☐	☐	☐	☐
Economic	☐	☐	☐	☐
Overall Corporate Responsibility	☐	☐	☐	☐

7) Do you have any additional comments?
______
______

Name: ______
Address: ______

8) I am:
☐ Government ☐ Industry ☐ Member of public
☐ NGO ☐ Media ☐ Other ______

9) I would prefer to read future reports:
☐ At www.talisman-energy.com ☐ In hard copy

Thank you for taking the time to respond.

☐ Check this box if we can publish your comments in future reports.
☐ Check this box if we can use your name.

WE VALUE YOUR OPINION.

Please fill in and return this card to let us know what you think about this report and our corporate responsibility initiatives. We would appreciate your ideas on how we might improve our efforts. Your comments assist us in aligning our corporate responsibility programs and the reporting of these efforts with the interests and concerns of our stakeholders.

If you would like to contact us directly regarding our corporate responsibility activities please write, telephone or email us at:

Talisman Energy Inc., 3400, 888 – 3rd Street SW, Calgary, Alberta, T2P 5C5.
Telephone: 403-237-1234 Email: tlm@talisman-energy.com

CANADA POSTES
POST CANADA

Postage paid if mailed in Canada
Business Reply Mail

Port payé si posté au Canada
Correspondance-réponse d'affaires

2622440 01

1000003805-T2P5L3-BR01

PRICEWATERHOUSECOOPERS LLP
3100-111 5TH AVENUE SW
CALGARY AB CANADA T2P 9Z9





Talisman has published a separate Annual Report, which can be obtained by contacting the Company. Talisman's Annual and Corporate Responsibility reports can also be viewed on our website.

TALISMAN
ENERGY

Talisman Energy Inc.

3400, 888 - 3rd Street S.W. Calgary, Alberta, Canada T2P 5C5

Telephone: (403) 237-1234 Facsimile: (403) 237-1902

tlm@talisman-energy.com

www.talisman-energy.com